CADMUS
COMMUNICATIONS

2004 Annual Report

CADMUS COMMUNICATIONS CORPORATION

www.cadmus.com

Cadmus provides end-to-end, integrated graphic communications services to professional publishers, not-for-profit societies, and corporations. We are the world's largest provider of content management and production services to scientific, technical, and medical (STM) journal publishers, the fourth largest periodicals printer in North America, and a leading provider of specialty packaging and promotional printing services.

Publisher Services
85% of net sales

Electronic peer review, editing, and content management and processing, domestic and offshore production, distribution and reprint services.

Specialty Packaging Services
15% of net sales

Packaging structural design, domestic and offshore production, assembly, fulfillment, and distribution services.

CONTENTS

EXTENDING OUR STRATEGY

This report is the fourth in a series of reports on the progress we have made in our strategy to ensure that Cadmus remains an essential participant in the way scholarly, business, and other content or materials are created, distributed, and used.

IN OUR FIRST REPORT, for fiscal 2001, we discussed the first step in our strategic process - create market-focused businesses to align ourselves with the markets we serve;

IN OUR SECOND REPORT, we highlighted step number two – develop profound knowledge of the "essential information" markets we serve and develop market-focused sales, service, and making systems;

OUR THIRD REPORT focused on step number three – develop and roll-out market-focused and proprietary products and services to highlight market expertise and sustainable differentiation;

Last year was step number four, an important step, in which we brought together market focus, market expertise, and highly valued and differentiated products and services to become a vital, "sustaining resource" for our customers.

In fiscal 2005, we are working on step number five – taking this now-proven model into new "essential information" markets that need or can benefit from Cadmus' unique mix of market expertise, global resources, and industry-leading technology solutions.

This report will outline what we plan to accomplish in this fifth, and in many ways most important, step. We will highlight the progress we have made in making Cadmus' strategy truly "multi-market." We will discuss the challenges that we face in an industry still plagued by excess capacity. And we will describe the significant and exciting opportunities we see before us.

As always, we welcome your questions and comments. If you would like to know more about Cadmus, please call us at 1-877-4-CADMUS or visit our website at www.cadmus.com.

Thank you for your interest in Cadmus!

SCHOLARLY PUBLISHER



EDUCATIONAL PUBLISHER



SPECIAL INTEREST PUBLISHER



SPECIALTY PACKAGING



extending our strategy

TO OUR STAKEHOLDERS

Every once in a while, it is desirable for each of us – CEOs included – to pause and reflect on where we have come from, where we are now, and what lies ahead. On July 1, 2004, I began my fifth year as CEO of Cadmus. Time to pause and reflect.

In 2000, we embarked on a strategy designed to ensure that Cadmus would survive and could be successful even in difficult market conditions. At the time, we were viewed as "radical pessimists" regarding print. Now four years later, our predictions have proven to be uncannily and unfortunately correct. The good news is that our pessimistic assessment led us to embark on a strategy that permitted Cadmus to compete with larger, hungrier printers in the near term and to reduce our general dependence on print over the longer term. The successful execution of this strategy has not only stabilized Cadmus, it has permitted our company to outperform many of our traditional peers, and it has positioned Cadmus to pursue opportunities well outside our reach just 3-4 years ago. Cadmus is not transformed, but it is transforming – in some very interesting ways.

Keys to our success have been our ability to (i) see trends in our industry not as we would like for them to be but as they likely will be, and (ii) make the difficult changes necessary to move our strategy and our business forward. In part because of where we were as a business in 2000, and in part because of our candid assessment regarding traditional print, we have had as an organization

OPERATING MARGINS (% OF NET SALES)[1]



8%
7%
6%
01
02
03
04
FISCAL YEAR

[1] As adjusted, see page F-3.





BRUCE V. THOMAS, CEO

a sense of urgency. We have sold non-strategic businesses, we have closed unprofitable operations, we have exited unattractive markets, and we have made significant changes in our leadership. We have had the conviction and the confidence to make these difficult choices. At the same time, and equally importantly, we have had the courage to invest in our strategy. We have hired lots of new people in our search for more effective leadership and profound market knowledge. We have invested capital and resources to develop global service platforms in both of our businesses. Finally, we have acquired and invested to bring exciting, non-print technologies to the markets that we serve.

Not everything we have done has been exactly right and not everything that we have tried has worked. Nevertheless, we have been steadfast in the execution of our strategy and the results have been visible in our financial performance, in our share price, and in the positioning and prospects of our business. Let me just say a few more words about the progress we have made:

- Our two business units, Cadmus Publisher Services Group and Cadmus Specialty Packaging, are well positioned, well led, and pursuing substantially similar strategies in the markets they serve. Both businesses have a clear strategy, an enviable customer base, and significant opportunities for growth;

DEBT REDUCTION (MILLIONS)


$230
$204
$178
$152
$126
$100
01
02
03
04
FISCAL YEAR
DEBT
SECURITIZATION





STEPHEN E. HARE, GROUP PRESIDENT;
BRUCE V. THOMAS, PRESIDENT AND CEO;
AND GERARD P. LUX, JR, GROUP PRESIDENT.

- We have put in place for each of our business units a global production platform – with content operations in Mumbai and Chennai, India, and with packaging production sites in the Dominican Republic and Costa Rica – that permits us to remain cost competitive while driving industry-leading turnaround times for our customers;

EARNINGS PER SHARE[2]


$1.50
$1.26
$1.02
$0.78
01
02
03
04
FISCAL YEAR

[2] As adjusted, see page F-3.

- We have developed and launched several new technology solutions for our customers (for example, ArticleWorks™, dPub™, and 3Path™) that differentiate our print offerings and also change in a very positive way Cadmus' product/service mix;

- With our entry into the educational market by our Publisher Services Group and into the health-care market by our Specialty Packaging Group, we have demonstrated that our capabilities and our products and services can be leveraged into other and often larger markets;

- We successfully completed the refinancing of all our debt instruments, which will provide us with a lower cost of debt and improved financial flexibility going forward; and

- We demonstrated again this year that Cadmus can deliver consistent and strong financial results even in market conditions that remain challenging.

Ours is a good story – a story of solid, strategically-driven performance despite difficult economic and industry conditions. But it is not enough. For Cadmus to be successful, there is much more

we need to do and much more that needs to be accomplished. We have to capitalize on our new-found opportunities in the educational and health-care markets. We need to translate our global production platform and our new technologies into better and less capital-intensive growth. And we need to continue to demonstrate that we can deliver double-digit earnings growth and further debt reduction.

As we enter 2005, we are determined to answer these questions and accomplish these objectives. We have made, and we will continue to make, the investment in capital and human resources that is required and we will be both persistent and determined in our efforts. That is what has gotten us this far – and we have no intention of stopping or slowing down.

I close with a personal note of gratitude to our associates for their trust and for their commitment and hard work over these four-plus years. It is a privilege to work with you. Also, I thank again our customers, who continue to work with us and to share their perspectives, ideas, and needs with us.

Finally, to our investors, we appreciate the continued confidence you show in us and thank you for your support. We are excited about the future of Cadmus and pledge that we will continue to work to maintain your trust and confidence.

BRUCE V. THOMAS
President and Chief Executive Officer



MANAGEMENT TEAM FROM LEFT TO RIGHT: PAUL K. SUIJK, CHIEF FINANCIAL OFFICER; **BRUCE G. WILLIS,** VICE PRESIDENT - SHARED SERVICES; **STEPHEN E. HARE,** GROUP PRESIDENT; **BRUCE V. THOMAS,** CHIEF EXECUTIVE OFFICER; **WAYNE B. LUCK,** CHIEF INFORMATION OFFICER; **GERARD P. LUX, JR.,** GROUP PRESIDENT; **LISA S. LICATA,** SENIOR VICE PRESIDENT - HUMAN RESOURCES.

CADMUS - EXTENDING OUR STRATEGY

As we have worked to change and evolve Cadmus, four unique aspects of our strategy have permitted us to deliver better results for our customers in a changing information-dissemination environment and better results for our shareholders in still-difficult industry conditions.

These four strategic aspects provide the foundation for the day-to-day execution of our strategy. They guide us in deciding which markets to serve, which markets to avoid, whom to hire, and how to manage our human resources, capital investment and acquisition strategy. Together, they permit our business segments to attract and retain a highly-regarded customer base and to deliver solid financial results. Together, they show us where success – better growth, higher margins, more sustaining resource relationships – can be found.

We believe that success can be achieved by:

- Focusing our energy on **"essential information markets"** – where there exists a strong need on the part of end-users to obtain the content or the materials that our customers ask us to produce, process, and distribute;

- Ensuring that our customers perceive Cadmus as having and leveraging **"profound market knowledge"** – deep and highly-respected knowledge of our customers' businesses and the issues and concerns that confront them;

- Bringing to our market a **"global production platform"** – where our customers can enjoy lower production costs, improved turnaround times, and a competitive advantage as their businesses become increasingly global; and

- Introducing new **"market-focused technology solutions"** that serve to automate and speed

OUR STRATEGY GUIDES US IN DECIDING WHICH MARKETS TO SERVE, WHICH MARKETS TO AVOID, WHOM TO HIRE, AND HOW TO MANAGE OUR HUMAN RESOURCES, CAPITAL INVESTMENT AND ACQUISITION STRATEGY. TOGETHER, IT PERMITS OUR BUSINESS SEGMENTS TO ATTRACT AND RETAIN A HIGHLY-REGARDED CUSTOMER BASE AND TO DELIVER SOLID FINANCIAL RESULTS.

production processes AND generate new revenues, not just for Cadmus but for our customers as well.

We first brought these four strategic elements together in our interactions with our scholarly publishing customers. Over the past several years, we have extended this business model to other Publisher Services and Specialty Packaging markets. With this now-proven model, we are moving faster into new, larger, and attractive markets.

OUR STRATEGY IN PUBLISHER SERVICES

We have long said that Cadmus is the largest service provider to the scientific, technical, and medical (STM) market and the fourth largest periodicals printer in North America. While those statements remain true, they no longer adequately describe our business. We have leveraged these strengths to become the leading provider of outsourced publisher services. We achieved this position and effected this transformation by consistent focus on our strategy's four distinct elements.

Essential Information Markets. We first deployed *our strategy in the scholarly publishing market – in the STM market specifically.* We saw this as *the most essential information market.* Publishers in this *market* disseminate content written by scientists for scientists worldwide. That content is used around the world by those creating new drugs and searching for cures. The content is vital, it is time-sensitive, and it is imperative that it is correct. These characteristics define this publishing market and define the requirements of publisher service providers that serve it. Essential information publishers are demanding, and their standards are exacting. Competence and expertise is valued by these customers, and they are willing to pay a fair price for it. In these markets, there is no room for commodity service providers.

With our position in the STM market, we have achieved a world leadership position with nearly a 40% market share worldwide. Perhaps more impressive and more important, Cadmus is privileged to work with 70 of the top 100 most highly ranked STM journals. In building this position and serving these demanding customers, we have honed our business model and our product offering. Importantly, we have learned recently that this product offering is leveragable into the educational market — another essential information market that is quite large.

Profound Market Knowledge. Several years ago, it became clear to us that our customers had exceptionally high expectations regarding their suppliers' understanding of their business. Our customers expected us to be aware of key trends in their business, to understand the implications of key technical or legislative developments and to be highly proactive in suggesting solutions to emerging issues. To meet these elevated expectations and develop this profound knowledge, Cadmus has aggressively hired people who have relevant publishing expertise and are seen as peers by our customers. This year alone, we have added several former publishers with experience in commercial STM publishing, not-for-profit STM publishing, and educational publishing. No other competitor, particularly traditional competitors, has been willing or able to make this sort of investment in market knowledge and expertise. And with this increasingly knowledgeable and respected leadership, Cadmus is uniquely capable of delivering highly valued solutions to many of the most urgent challenges facing publishers.

Global Production Platform. Over the past five years, enormous changes have taken place in the manufacturing and service capabilities outside of North America. Countries like China, India, and elsewhere have developed a growing base of low-cost skilled labor and an increasingly impressive manufacturing base. These countries will continue to spawn competitors. However, these countries also represent opportunities to change traditional workflows and production processes in a way that our customers may want or need to access.

We believe that Cadmus has the opportunity and obligation to create a "making system" that brings to bear the best talent and capabilities, wherever they can be found. In furtherance of that vision, we have invested time, energy, and resources to develop partnerships and presence around the world.

Today, we have two well-established and exceptionally capable content processing sites in India – one in Mumbai and one in Chennai. These facilities share a content processing system with our three U.S.-based facilities that permits us to deliver lower costs, rapid and capital efficient scalability, and industry-leading turnaround times while mitigating the geopolitical and related risks so often of concern to customers.

There are many offshore providers of content services, some of which are capable. No one however, has the redundancy or automation of our system, a truly integrated global content processing capability that leaves both apparent and actual control of the content with the customer. These unique characteristics, combined with the fact that our system is now leveragable into non-STM publishing markets, present myriad and multi-market opportunities for Cadmus.

Market-Focused Technology Solutions. We have talked about how Cadmus has used its scale, expertise and resources to permit our customers to remain competitive in terms of both cost and turnaround time. In order to help them to retain competitive advantage over the longer term, however, we need to bring to market technologies that fundamentally change the way information is created, processed, and distributed.

In the past four years, we have accelerated our investment in technology products that help publishers shorten schedules, reduce costs, enhance product development, broaden distribution, and augment revenues from their already-published content. Continuing with that effort, we recently launched two new services that address publishers' needs to reach new markets and develop new revenue streams. Our interactive, multi-media digital publication solution, dPub™, combines the best features of both printed and online content. It increases the effectiveness of content by creating an engaging, rich media experience for readers. It offers publishers a new way to enhance their electronic versions and opens up new opportunities for advertising sales and subscriptions. 3Path™ is our most recent product launch. This rich media content distribution solution allows publishers to deliver digital content

WE HAVE ACCELERATED OUR INVESTMENT TO HELP PUBLISHERS SHORTEN SCHEDULES, REDUCE COSTS, ENHANCE PRODUCT DEVELOPMENT, BROADEN DISTRIBUTION AND AUGMENT REVENUES.

that is secure, efficient, and convenient for both publishers and consumers. It enables publishers to deliver any file type or size directly to a branded channel on the recipient's desktop – no email, no web downloads. 3Path has been well received by our customers and was honored in August 2004 as a "Hot Picks" winner at the Seybold Publishing Technology Conference.

We continue to identify, develop, and introduce technologies such as these – products that streamline the publishing process, provide new sources of revenue for our publishing customers and further differentiate Cadmus.

Cadmus Value Proposition for Publishers. Our strategy has permitted Cadmus to create a unique and powerful value proposition for publishers. We work to provide services and solutions that make publishers more efficient and competitive. Importantly, we also offer them the opportunity to focus their resources on acquiring the most impactful content and effectively marketing that content. It is clear that as the changes in publishing come faster and are more profound, our outsourcing options and value proposition are generating interest and activity from our existing customers and exciting new prospects in new publishing markets.

OUR VALUE PROPOSITION FOR PUBLISHERS



CADMUS STRATEGIC FOCUS
CUSTOMER STRATEGIC FOCUS
CONTENT MANAGEMENT
PRODUCTION
DISTRIBUTION/ MARKETING
CUSTOMER STRATEGIC FOCUS
AUTHORS
Composition Services
Data Conversion
Editorial Services
Electronic Archival & Retrieval
Electronic Peer Review
Electronic Author Proofing
Issue Management Services
Workflow Automation Tools
Ad/Image Management
Printing Services
Binding Services
Mail Processing Services
Reprint Production Services
Back Issue Storage and Fulfillment
CD-ROM Services
Worldwide Distribution
Author Reprint Article Management
Industry Supported Sales for Commercial Reprints
END USERS

OUR STRATEGY IN SPECIALTY PACKAGING SERVICES

We have effected a highly strategic transformation of our Charlotte-based Specialty Packaging business over the past four years. By focusing on the right markets, developing market-specific expertise, creating and leveraging global resources, and implementing innovative technologies, we have grown our business dramatically. We have become a highly regarded service provider to the most exacting customers within the most exacting packaging markets.

Essential Information and Product Markets. Part of our transformation has been to narrow our focus. We have identified the markets where there are exceptionally high standards for quality and accuracy. To cite the best example, we prepare packaging that presents dosage information in the healthcare market. Because of the life-threatening consequences of any mistakes in presenting this information, customers in this market have established documentation and process control procedures that are rigorously enforced. These procedures are difficult, and the ongoing process control and quality requirements require both special talent and procedures. This market requires a fundamentally different approach from commodity packaging (food, beverage, etc.) manufacturing.

As we have transformed our Specialty Packaging business, we have focused upon these more exacting markets — where the quality requirements de-commoditize the services provided and the products produced. We are far from the largest packaging company, but we have learned to focus where our ability to deliver consistent quality every time matters. Each of our facilities is ISO registered and adheres to cGMP guidelines for pharmaceutical work. As we seek new business, we focus on customers that insist on suppliers that have a track record for delivering quality products every time. In the enormous packaging market, this is the high ground.

BY FOCUSING ON THE RIGHT MARKETS, DEVELOPING MARKET-SPECIFIC EXPERTISE, CREATING AND LEVERAGING GLOBAL RESOURCES, AND IMPLEMENTING INNOVATIVE TECHNOLOGIES, WE HAVE GROWN OUR BUSINESS DRAMATICALLY.

Profound Market Knowledge. As with our Publisher Services business, customer expectations of our Specialty Packaging business are high. Customers no longer have the internal resources they had five years ago, and they expect their key suppliers to fill this gap. They expect us to understand regulatory issues, pricing pressures, and competitive challenges. They are looking for us to consistently and proactively create solutions to

reduce costs or positively impact the success of their marketing or retailing programs.

> THE UNIQUE COMBINATION OF OUR GLOBAL NETWORK OF MANUFACTURING AFFILIATES AND OUR INNOVATIVE TECHNOLOGY-DRIVEN BUSINESS MODEL HAS TRANSFORMED OUR BUSINESS.

These market-driven requirements have led us to develop an extensive knowledge of our customers' businesses and their markets. We have created sales-led teams of Cadmus associates to focus on each of our primary markets — healthcare, apparel, and technology. Over time, we have developed entire teams of associates who have and can act upon this market knowledge and expertise. This is a great strength of our business and the source for the proactive and creative ideas that have permitted us to grow our business aggressively over the past several years.

Global Production Platform. In 2003, we created the Cadmus Global Packaging Solutions division to provide U.S.-based marketers with cost and time-efficient access to packaging manufacturing capabilities worldwide. We began by creating a network of affiliated packaging printers throughout the Caribbean Rim and will soon be expanding our network to Asia. With these global affiliates, we manage the process through production and delivery to ensure that customers receive consistent brand management, a high level of customer service, and dependable quality wherever their packages are produced. This "distribute and print" model permits us to support aggressive brand management while reducing lead times and lowering manufacturing, transportation, and inventory costs.

Our Global Packaging Solutions concept has been well received by our customers in the apparel market, and we have extended this model to other markets, including most recently the healthcare market. This capability is an enormous differentiator for Cadmus and exactly the right business model for many of our customers and prospects. It has permitted us to grow our business, gain market share, and expand into new markets. We have also grown in a remarkably capital-efficient way — truly leveraging other people's assets in a way that is a win-win for our partners and an important business model enhancement for our customers.

Market-Focused Technology Solutions. Our Specialty Packaging business is all about innovation. In the mass retail environment, there is intense pressure to reduce costs, get products to market faster, and create innovative packaging that makes products stand-out on the shelf. Cadmus is devoted to keeping customers ahead of the curve — with technology, cost-efficiencies, and lead time.

The challenges in the packaging market translate into shorter print runs, increasingly complex graphic reproduction needs, and constant pressure to reduce costs. Cadmus has embraced these challenges as an opportunity to bring new and differentiating solutions to the table. A recent example is Cadmus' acquisition of a new narrow

web, in-line folding carton production system that is the first of its kind in North America. It has application in our key markets to deliver cost-effective but striking designs that help our customers' product stand-out. As our proprietary Launchpad® package assembly system has allowed us to positively "change the game" for customers in the technology market, we anticipate that this new making system offers similar potential to differentiate Cadmus from the competition, particularly in the healthcare market.

This is just the most recent in a series of similarly innovative concepts that have served to differentiate, transform, and drive remarkable growth for our Specialty Packaging business.

Cadmus Value Proposition for Consumer Product Companies. Again, the combination of our focus on essential information markets, market knowledge, global production platform, and innovative technologies has permitted Cadmus to create a powerful value proposition for consumer product companies. The unique combination of our global network of manufacturing affiliates and our innovative technology-driven business model has transformed our business. Moreover, it has moved us increasingly toward a model where our customers let us handle package production and distribution on their behalf, while they focus on brand management, product design, product marketing, and product launch.

OUR VALUE PROPOSITION FOR CONSUMER PRODUCT COMPANIES



CUSTOMER STRATEGIC FOCUS
CADMUS STRATEGIC FOCUS
CUSTOMER STRATEGIC FOCUS
PACKAGE CREATION
PRODUCTION
DISTRIBUTION
Structural Design
Pre-Press
Hexachrome Capability
Project Management
Packaging Printing on Multiple Media Via Multiple Processes
Global Print Network
Die-Cutting
Folding/Glueing
Component Printing
cGMP-Quality For Assembly and Fulfillment
Worldwide Distribution
Inventory Management and Related Systems
PRODUCT DESIGN AND DEVELOPMENT
RETAILERS AND CONSUMERS

extending our strategy


SCHOLARLY PUBLISHER
JOURNAL OF APPLIED PSYCHOLOGY
PSYCHOLOGICAL METHODS

THE AMERICAN PSYCHOLOGICAL ASSOCIATION

Over the past several years, Cadmus has increasingly helped customers within the scholarly publishing community make dramatic changes in their publishing processes, their publishing programs, and their business models. These changes both react to, and capitalize upon the significant changes occurring in publishing generally and in scholarly publishing in particular.

As the premier publisher of journals in the field of psychology, the American Psychological Association (APA) is committed to innovation and to the creative use and leverage of emerging publishing techniques and technologies. In 2004, the APA approached Cadmus for support in modernizing its publishing program. Through a joint analysis of current workflows and production processes, Cadmus and the APA identified opportunities to significantly improve operational efficiencies within the publishing process and thereby lower costs, obtain greater control of content, and shorten production schedules. To adopt and institutionalize these new workflows, APA selected the Cadmus KnowledgeWorks suite of publishing solutions to provide a core platform of content preparation and processing to support the APA's new publishing structure.

As the APA implements these challenging new process changes, Cadmus will be there to help and to ensure the organization's successful transformation. APA has identified and will pursue new and expanded publishing opportunities; Cadmus will make sure it has the content production systems and process to support the growth. In 2004 the APA awarded Cadmus the content production for an additional 14 journals, making Cadmus the sole supplier of content services for the APA's growing journals program.

"We recognized a need to make changes in the APA Journals Program to keep up with the rapidly evolving publishing environment. Cadmus is uniquely positioned to help us make the necessary process changes and technology adoptions to help us get where we need to go," said Susan Harris, senior director APA Journals. "Cadmus has invested the time and resources to really understand our issues and been creative in their solutions. They have been an important part of our overall upgrade in our publishing program and will be an important partner as we capitalize on opportunities in the future."

"CADMUS IS UNIQUELY POSITIONED TO HELP US MAKE THE NECESSARY PROCESS CHANGES AND TECHNOLOGY ADOPTIONS TO HELP US GET WHERE WE NEED TO GO."

SUSAN HARRIS, *senior director APA Journals.*

At Cadmus, we recognize that our scholarly publishing customers are facing unprecedented changes and challenges to their traditional publishing models. We will continue to partner with our customers to implement the innovations required to address these challenges and help ensure that they remain vital players in the dissemination of scholarly content.

extending our strategy


EDUCATIONAL PUBLISHER



NEW MARKET OPPORTUNITIES

THOMSON LEARNING

Thomson Learning, part of the Thomson Corporation, recently designated Cadmus as a full-service XML content automation partner. Cadmus will provide services to Thomson from our publisher service facilities in Mumbai and Chennai, India. We are working with Thomson Learning management to design, develop, and implement an enterprise-wide XML-based content processing workflow to automate processes and leverage our global content processing platform.

Charles Siegel, senior vice president of Operations for Thomson Learning stated: "Thomson Learning is committed to leveraging our strong market positions by implementing an enterprise-wide, XML-based workflow that will permit us to reduce our costs and dramatically accelerate our product time to market. To achieve that goal, we have to standardize our production workflows and bring substantial automation and global resources to bear. Cadmus has been a leader in designing and implementing global, highly automated, XML-based systems and workflows that have had significant positive impact in the scientific, technical and medical (STM) publishing markets. We are very pleased to be working with Cadmus and other vendor partners to bring similar efficiencies and process improvements to the educational markets that we serve."

During the past year, Cadmus has worked hard to extend its content-production capabilities into the educational market. We have added senior staff with substantial educational publishing experience, we have modified our content processing systems to meet the specific needs of educational publishers, and we have augmented our offshore resources and capabilities with the opening of our Chennai facility in India. We have gone through a rigorous testing and certification program and we are now handling live production of Thomson Learning and ramping up quickly. With this designation by Thomson, we are being recognized as a highly capable service provider for the educational market. We are very pleased to have the opportunity to work with Thomson Learning on this important and wide ranging initiative.

"WE ARE VERY PLEASED TO BE WORKING WITH CADMUS AND OTHER VENDOR PARTNERS TO BRING SIMILAR EFFICIENCIES AND PROCESS IMPROVEMENTS TO THE EDUCATIONAL MARKETS THAT WE SERVE."

CHARLES SIEGEL, *senior vice president of Operations for Thomson Learning*

extending our strategy

SPECIAL INTEREST PUBLISHER



LAFAYETTE COLLEGE

Lafayette College in Easton, Pennsylvania, is a highly selective college offering a broad-based curriculum in liberal arts, sciences, and engineering with over 5,500 applicants each year seeking admission to a class of approximately 600 students. In an exciting new collaboration, Lafayette College has selected Cadmus' 3Path™ and dPub™ to distribute a digital version of the Lafayette Viewbook to prospective students. Lafayette was looking not only for a faster and more cost-effective method for connecting with prospective students than traditional direct mail, but also an interactive digital solution that was more engaging to their target audience. 3Path and dPub will allow Lafayette to fulfill requests for information by delivering an enhanced digital version of the Viewbook directly to the desktops of their prospective applicants.

"Students today are comfortable with receiving information online – we see 3Path and dPub as a unique new way to connect with high-school students," said Glenn Airgood, director of Public Information for Lafayette College. "dPub will give students an introduction to our campus in a new electronic format that can seamlessly leverage the content that is already on our website and that is distinct from other information they will receive in the mail. Using 3Path, we will deliver the Viewbook dPub directly to their computer once they have requested the information. We eliminate the costs and delays of the traditional fulfillment process. One feature that excites us about the Cadmus solutions is the opportunity to enhance our communications by incorporating video and interactive media."

We are enthused that Lafayette College will be one of the first adopters of these exciting new technologies. dPub is an enhanced digital version of the printed communication that utilizes the free Adobe Reader® and adds customized navigation tools, embedded links, and video. 3Path is a digital delivery solution for delivering dPub or any other content directly from the provider to the desktop of the content consumer, regardless of file type or file size. dPub and 3Path create a highly personalized experience for the end-user by enabling a direct communication channel with the publisher. With dPub and 3Path, information providers such as Lafayette College have a new way to communicate with their audience by enhancing the traditional printed product with interactive links, rich-media, and other content and delivering this content via a new direct, opt-in communications channel.

"ONE FEATURE THAT EXCITES US ABOUT THE CADMUS SOLUTIONS IS THE OPPORTUNITY TO ENHANCE OUR COMMUNICATIONS BY INCORPORATING VIDEO AND INTERACTIVE MEDIA."

GLENN AIRGOOD, *director of Public Information for Lafayette College*

extending our *strategy*

SPECIALTY PACKAGING





MARKET-FOCUSED TECHNOLOGIES

KEEPING CUSTOMERS AHEAD OF THE CURVE

As discussed earlier in this report, Cadmus recently acquired a narrow-web flexo in-line folding carton production system that is unique to the North American market. While the efficiencies of quick make-readies and in-line die-cutting are important features of this technology, it is the flexibility and versatility of the system that are its most exciting features and will make the biggest impact in the market.

"This is a unique new making system for packaging," says Jerry Lux, Cadmus Specialty Packaging Group President. "The modularity that allows it to be quickly reconfigured to meet a variety of reprographic challenges is reminiscent of a chameleon's ability to change colors in response to changes in its environment. In the fast changing marketplace of today, it's a perfect fit."

The narrow-web format is ideally suited for the smaller package sizes and shorter run lengths that are increasingly common in the pharmaceutical and consumer products markets that Cadmus targets. In-line capabilities such as back-side printing, foil or film lamination, screen printing, embossing, windowing and the application of pearlescent inks support customer's needs to create eye-catching package designs cost-effectively. The ability to apply special inks such as thermochromatic or coin-reactive is an important feature for a pharmaceutical industry with major anti-counterfeiting initiatives. And the versatility to quickly change over from job to job and to completely change between processes, such as rotary to flat-bed die-cutting or from water-based inks and/or coatings to UV, provides a myriad of options to help our customers meet their goals.

"The classic printer's answer to reducing cost per unit by running large quantities carries an unacceptable obsolescence risk and inventory exposure for many companies in today's marketplace," says Lux. "This technology allows us to provide an alternative to that paradigm that also strongly supports our customers' need to create a package that will stand out on the crowded retail shelf. We are very excited about the role Cadmus can play in helping our customers leverage this new capability to the benefit of their marketing efforts as well as their cost reduction requirements."

Pictured on Left: BOB HILARIDES, *Flexo pressman*

"WE ARE VERY EXCITED ABOUT THE ROLE CADMUS CAN PLAY IN HELPING OUR CUSTOMERS LEVERAGE THIS NEW CAPABILITY TO THE BENEFIT OF THEIR MARKETING EFFORTS AS WELL AS THEIR COST REDUCTION REQUIREMENTS."

JERRY LUX, *Cadmus Specialty Packaging Group President*

A STRATEGY FOR TOMORROW

We continue to make progress at Cadmus and we are proud of what we have accomplished. We have continued to implement a strategy that is proving to be correct and we are trying to pick up the pace. We have a clear sense of the markets we want to serve, we are constantly augmenting and enhancing our market expertise, we are expanding our global production platform, and we are acquiring and introducing new and innovative technologies at a faster rate. As a result of these achievements, and with the steady and determined leadership of people like Steve Hare, Jerry Lux, and Paul Suijk, we are finding success despite challenging industry conditions.

We still have much to do. There are big changes taking place in North American markets in general and the markets we serve are not immune. We know that what worked for us yesterday will probably not work tomorrow. We must be prepared for and stay in front of these changes - our customers are counting on us and our success depends upon it. We have a lot going for us. We have a long list of dedicated customers. We have an incredible group of associates who care deeply about our customers' and Cadmus' success. And we have banks, bondholders, and shareholders who have provided Cadmus with their support and the capital we need to sustain our progress and achieve better growth.

As a group, we are more optimistic than ever that the combination of our supportive stakeholder base, a talented associate population, and a strategy that clearly is right for these challenging times will permit Cadmus to be successful both now and in the future.

BOARD OF DIRECTORS

Martina L. Bradford
Partner
Akin, Gump, Strauss, Hauer and Feld L.L.P.
Washington, DC

Thomas E. Costello
Former Chief Executive Officer
xpedx, an International Paper Company
Covington, Kentucky

Robert E. Evanson
Senior Advisor
Apax Partners, Inc.
New York, New York

G. Waddy Garrett
President
GWG Financial
Richmond, Virginia

Keith Hamill
Chairman
Bertram Books Group LTD.
Kent, England

Edward B. Hutton
Former Chief Executive Officer
Lippincott Williams and Wilkins
Baltimore, Maryland

Thomas C. Norris
Chairman
Cadmus Communications Corporation
Richmond, Virginia

Nathu R. Puri
Former Chairman
Melton Medes Group
Nottingham, England

Russell M. Robinson, II
Attorney-at-law, President and Shareholder
Robinson, Bradshaw and Hinson, P.A.
Charlotte, North Carolina

James E. Rogers
President
SCI Investors Inc.
Richmond, Virginia

Wallace Stettinius
Senior Executive Fellow
School of Business, Virginia Commonwealth University
Richmond, Virginia

Bruce V. Thomas
President and Chief Executive Officer
Cadmus Communications Corporation
Richmond, Virginia

MANAGEMENT TEAM

CORPORATE EXECUTIVES

Bruce V. Thomas
President and Chief Executive Officer

Lisa S. Licata
Senior Vice President of Human Resources and Corporate Secretary

Wayne B. Luck
Senior Vice President and Chief Information Officer

Paul K. Suijk
Senior Vice President and Chief Financial Officer

Christopher T. Schools
Vice President and Treasurer

Bruce G. Willis
Vice President of Shared Services and Business Systems

GROUP LEADERS

CADMUS PUBLISHER SERVICES GROUP
Stephen E. Hare
Group President

CADMUS SPECIALTY PACKAGING GROUP
Gerard P. Lux, Jr.
Group President

OPERATING LOCATIONS

CADMUS COMMUNICATIONS CORPORATION

HEADQUARTERS
1801 Bayberry Court, Suite 200
Richmond, Virginia 23226
Phone: 877-422-3687 (toll-free)
804-287-5680
Fax: 804-287-6267

CADMUS PUBLISHER SERVICES GROUP

HEADQUARTERS
1801 Bayberry Court, Suite 200
Richmond, Virginia 23226
Phone: 800-476-2973 (toll-free)
804-287-5680
Fax: 804-287-5691

BALTIMORE CONTENT SERVICES, SALES, AND SERVICE
940 Elkridge Landing Road
Linthicum, Maryland 21090
Phone: 800-257-5529 (toll-free)
410-850-0500
Fax: 410-684-2788

EASTON (MD) MANUFACTURING, SALES, AND SERVICE
500 Cadmus Lane
Easton, Maryland 21601
Phone: 800-257-7792 (toll-free)
410-822-2870
Fax: 410-822-0438

EASTON (PA) MANUFACTURING, SALES, AND SERVICE
1991 Northampton Street
Easton, Pennsylvania 18042
Phone: 800-677-6225 (from NY and Washington)
610-258-9111
Fax: 610-250-7202

EPHRATA CONTENT SERVICES,
SCIENCE PRESS MANUFACTURING,
SALES, AND SERVICE
300 West Chestnut Street
Ephrata, Pennsylvania 17522
Phone: 800-548-3795 (toll-free)
717-738-9300
Fax: 717-738-9424

LANCASTER MANUFACTURING, SALES, AND SERVICE
3575 Hempland Road
Lancaster, Pennsylvania 17604
Phone: 800-724-4400 (toll-free)
717-285-9095
Fax: 717-285-7261

PORT CITY PRESS MANUFACTURING, SALES, AND SERVICE
1323 Greenwood Road
Baltimore, Maryland 21208
Phone: 800-858-7678 (toll-free)
410-486-3000
Fax: 410-486-0706

RICHMOND CONTENT SERVICES
2905 Byrdhill Road
Richmond, Virginia 23228
Phone: 804-515-5147
Fax: 804-264-0510

RICHMOND MANUFACTURING, SALES, AND SERVICE
2901 Byrdhill Road
Richmond, Virginia 23228
Phone: 800-234-2973 (toll-free)
804-261-3000
Fax: 804-515-5720

FULFILLMENT
4810 Williamsburg Road
Hurlock, Maryland 21643
Phone: 866-487-5625
Fax: 410-943-0339

CADMUS SPECIALTY PACKAGING GROUP

HEADQUARTERS, MANUFACTURING, SALES, AND SERVICE
2750 Whitehall Park Drive
Charlotte, North Carolina 28273
Phone: 800-991-7225 (toll-free)
704-583-6600
Fax: 704-583-6666

FULFILLMENT
2530 Whitehall Park Drive, #400
Charlotte, North Carolina 28273
Phone: 704-583-6600

STAKEHOLDER INFORMATION

INVESTOR AND ANALYST CONTACT

Paul K. Suijk
Senior Vice President and Chief Financial Officer

Cadmus Communications Corporation
1801 Bayberry Court
Suite 200
Richmond, Virginia 23226
E-mail: suijkp@cadmus.com
Phone: 877-4-CADMUS (toll free)
804-287-5680

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young, LLP
Richmond, Virginia

TRANSFER AGENT

Wachovia Bank, National Association
Customer Information Center
Corporate Trust Operations
1525 West W.T. Harris Boulevard
Building 3C3
Charlotte, North Carolina 28288
Phone: 1-800-829-8432

FORM 10-K

If you would like to request a copy of our Form 10-K, please call us at 877-4-CADMUS (toll free), e-mail us at webmaster@cadmus.com, or write to:
Cadmus Communications Corporation
Investor Relations
1801 Bayberry Court
Suite 200
Richmond, Virginia 23226

ACKNOWLEDGEMENTS

PRINTING AND PAPER
This report was manufactured at Cadmus' Specialty Packaging Group printing facility using a Heidelberg eight-color press. It was printed on Strobe Gloss paper manufactured by Sappi. The paper was provided through Cadmus' strategic distribution partner, xpedx.

DESIGN
Ampersand Design Group
Greensboro, North Carolina
www.ampdesigngroup.com

1801 BAYBERRY COURT • SUITE 200 • RICHMOND, VIRGINIA 23226
877-4-CADMUS (TOLL-FREE) • 804-287-5680 • WWW.CADMUS.COM

CADMUS COMMUNICATIONS CORPORATION

2004 FINANCIAL INFORMATION

CONTENTS

To request a copy of the Form 10-K free of charge, call 1-877-4-CADMUS,
e-mail webmaster@cadmus.com, or write
Cadmus Communications Corporation,
Investor Relations, Suite 200,
1801 Bayberry Court, Richmond, VA 23226

FINANCIAL HIGHLIGHTS

(Dollars in thousands, except per share data)	Years Ended June 30, 2004	2003
OPERATIONS		
Net sales	**$445,425**	$446,919
Operating income	**33,895**	20,660
Net income (loss)	**6,652**	(53,634)
Operating income margin	**7.6%**	4.6%
PER SHARE DATA[1]		
Net income (loss)	**$ 0.72**	$ (5.94)
Cash dividends	**0.20**	0.20
FINANCIAL POSITION		
Total assets	**$320,690**	$304,926
Long-term debt, including current maturities	**167,561**	146,805
Shareholders' equity	**51,261**	32,408
CASH FLOW		
Net cash provided by operating activities	**$ 31,336**	$ 32,108
Depreciation and amortization expense	**19,909**	19,325
Capital expenditures	**15,136**	15,636
OTHER DATA		
Number of associates (approximate)	**3,000[2]**	2,800
SELECTED NON-GAAP MEASURES[3]		
Operating income, as adjusted	**$ 34,305**	$ 32,675
Operating income margin, as adjusted	**7.7%**	7.3%
EBITDA[4]	**$ 53,858**	$ 51,653
Income per share, as adjusted[1]	**$1.34**	$1.17

(1) Per share data assumes dilution.

(2) Includes approximately 200 employees associated with the Company's joint venture operations in India.

(3) In addition to results presented in accordance with generally accepted accounting principles ("GAAP"), the Company has included certain non-GAAP financial measures to provide information to assist investors in understanding the underlying operational performance of the Company. Refer to the reconciliations of GAAP to non-GAAP measures included in this report and the Use of GAAP and Non-GAAP Measures section of Management's Discussion and Analysis for additional information on these measures.

(4) Earnings before interest, taxes, depreciation, amortization and securitization costs. The Company also excludes the cumulative effect of a change in accounting principle, discontinued operations, debt refinancing expenses, and the impact of restructuring and other charges from the computation of EBITDA.

SELECTED FINANCIAL DATA

The following data should be read in conjunction with the consolidated financial statements of the Company and Management's Discussion and Analysis that appear elsewhere in this report.

	Years Ended June 30,				
(Dollars in thousands, except per share data)	**2004**	2003	2002	2001	2000
OPERATING DATA (see Note 1 to Consolidated Financial Statements)					
Net sales	**$445,425**	$446,919	$447,279	$526,290	$552,692
Cost of sales	**363,641**	362,801	365,873	433,071	444,304
Selling and administrative expenses	**47,479**	51,443	54,029	58,142	66,071
Restructuring and other charges	**410**	12,015	–	19,905	36,544
Operating income	**33,895**	20,660	27,377	15,172	5,773
Interest expense and securitization costs	**14,488**	15,236	17,203	22,414	24,491
Debt refinancing expenses	**8,275**	–	–	–	–
Other, net	**356**	347	292	(65)	(517)
Income (loss) from continuing operations before income taxes	**10,776**	5,077	9,882	(7,177)	(18,201)
Income tax expense (benefit)	**4,124**	2,410	4,891	(687)	(2,191)
Income (loss) from continuing operations	**6,652**	2,667	4,991	(6,490)	(16,010)
Loss from discontinued operations, net of tax[1]	**–**	–	(1,236)	–	–
Cumulative effect of change in accounting principle	**–**	(56,301)	–	–	–
Net income (loss)	**$ 6,652**	$ (53,634)	$ 3,755	$ (6,490)	$ (16,010)
PER SHARE DATA[2]					
Income (loss) from continuing operations	**$ 0.72**	$ 0.30	$ 0.55	$ (0.73)	$ (1.78)
Net income (loss)	**0.72**	(5.94)	0.41	(0.73)	(1.78)
Cash dividends	**0.20**	0.20	0.20	0.20	0.20
FINANCIAL POSITION					
Goodwill and other intangibles, net	**$113,827**	$114,755	$167,788	$172,436	$182,823
Total assets	**320,690**	304,926	369,595	397,428	423,184
Total debt	**167,561**	146,805	157,246	182,987	201,705
Total shareholders' equity	**51,261**	32,408	111,514	109,558	117,942
Total capital	**218,822**	179,213	268,760	292,545	319,647
SELECTED RATIOS					
Operating income margin	**7.6%**	4.6%	6.1%	2.9%	1.0%
Effective tax rate	**38.3%**	47.5%	49.5%	9.6%	12.0%
OTHER DATA					
Weighted-average common shares outstanding[2]	**9,251**	9,028	9,049	8,938	8,990
Shares outstanding at fiscal year end	**9,154**	9,050	8,992	8,938	8,938
Stock market price data:					
High	**$15.859**	$11.970	$14.640	$12.300	$15.000
Low	**8.880**	7.040	6.750	5.500	6.125
Close (at fiscal year end)	**14.750**	8.890	11.220	11.110	9.750
Number of associates (approximate)	**3,000[3]**	2,800	3,000	3,400	3,500

(1) The Company did not reclassify the results of the Creative Marketing division as a discontinued operation in prior years because the changes that would result from a reclassification would not be material to the consolidated financial statements for those years. See Note 1 to Consolidated Financial Statements.

(2) Assumes dilution.

(3) Includes approximately 200 employees associated with the Company's joint venture operations in India.

SELECTED FINANCIAL DATA – RECONCILIATION OF GAAP TO NON-GAAP MEASURES

The following data should be read in conjunction with the consolidated financial statements of the Company and Management's Discussion and Analysis that appear elsewhere in this report. In addition to results presented in accordance with generally accepted accounting principles ("GAAP"), the Company has included certain non-GAAP financial measures to provide information to assist investors in understanding the underlying operational performance of the Company. Refer to the Use of GAAP and Non-GAAP Measures section of Management's Discussion and Analysis for additional information on these measures.

	Years Ended June 30,				
(Dollars in thousands, except per share data)	**2004**	2003	2002	2001	2000
SELECTED NON-GAAP MEASURES					
Operating income, as reported	**$33,895**	$ 20,660	$27,377	$15,172	$ 5,773
Amortization(1)	**–**	–	4,724	5,060	5,261
Restructuring and other charges	**410**	12,015	–	19,905	36,544
Operating income, as adjusted	**34,305**	32,675	32,101	40,137	47,578
Income (loss) from continuing operations, as reported	**6,652**	2,667	4,991	(6,490)	(16,010)
Income tax expense (benefit)	**4,124**	2,410	4,891	(687)	(2,191)
Amortization(1)	**–**	–	4,724	5,060	5,261
Debt refinancing expenses	**8,275**	–	–	–	–
Restructuring and other charges	**410**	12,015	–	19,905	36,544
Income from continuing operations before income taxes, as adjusted	**19,461**	17,092	14,606	17,788	23,604
Income tax expense, as adjusted	**7,077**	6,495	4,891	5,753	7,611
Income from continuing operations, as adjusted	**12,384**	10,597	9,715	12,035	15,993
Net income (loss), as reported	**6,652**	(53,634)	3,755	(6,490)	(16,010)
Cumulative effect of a change in accounting principle	**–**	56,301	–	–	–
Discontinued operations	**–**	–	1,236	–	–
Income tax expense (benefit)	**4,124**	2,410	4,891	(687)	(2,191)
Interest	**14,192**	14,602	16,093	19,666	23,002
Securitization costs	**296**	634	1,110	2,748	1,489
Depreciation	**19,255**	19,325	20,399	21,069	20,786
Amortization(1)	**654**	–	4,724	5,060	5,261
Debt refinancing expenses	**8,275**	–	–	–	–
Restructuring and other charges	**410**	12,015	–	19,905	36,544
EBITDA(2)	**$53,858**	$ 51,653	$52,208	$61,271	$ 68,881
PER SHARE DATA(3)					
Net income (loss) as reported	**$ 0.72**	$ (5.94)	$ 0.41	$ (0.73)	$ (1.78)
Cumulative effect of change in accounting principle	**–**	6.24	–	–	–
Discontinued operations	**–**	–	0.14	–	–
Amortization(1)	**–**	–	0.52	0.57	0.58
Debt refinancing expenses, net of taxes	**0.59**	–	–	–	–
Restructuring and other charges, net of taxes	**0.03**	0.87	–	1.51	2.97
Income, as adjusted	**$ 1.34**	$ 1.17	$ 1.07	$ 1.35	$ 1.77
SELECTED RATIOS					
Operating income margin, as reported	**7.6%**	4.6%	6.1%	2.9%	1.0%
Amortization(1)	**–**	–	1.1	0.9	1.0
Restructuring and other charges	**0.1**	2.7	–	3.8	6.6
Operating income margin, as adjusted	**7.7%**	7.3%	7.2%	7.6%	8.6%
Net income (loss) margin, as reported	**1.5%**	(12.0)%	0.8%	(1.2)%	(2.9)%
Cumulative effect of a change in accounting principle	**–**	12.6	–	–	–
Discontinued operations	**–**	–	0.3	–	–
Income tax expense (benefit)	**0.9**	0.5	1.1	(0.1)	(0.4)
Interest	**3.2**	3.3	3.6	3.7	4.2
Securitization costs	**0.1**	0.1	0.2	0.5	0.3
Depreciation	**4.3**	4.4	4.6	4.0	3.7
Amortization(1)	**0.1**	–	1.1	0.9	1.0
Debt refinancing expenses	**1.9**	–	–	–	–
Restructuring and other charges	**0.1**	2.7	–	3.8	6.6
EBITDA(2) margin	**12.1%**	11.6%	11.7%	11.6%	12.5%

(1) In order to provide consistent comparisons, goodwill amortization expense is excluded from operating results in fiscal years 2002, 2001 and 2000 and is not recorded in fiscal 2003 upon adoption of SFAS No. 142. Fiscal 2004 amortization expense relates to other amortizable intangibles.

(2) Earnings before interest, taxes, depreciation, amortization and securitization costs. The Company also excludes the cumulative effect of a change in accounting principle, discontinued operations, debt refinancing expenses, and the impact of restructuring and other charges from the computation of EBITDA.

(3) Per share data assumes dilution.

MANAGEMENT'S DISCUSSION AND ANALYSIS

GENERAL

Headquartered in Richmond, Virginia, Cadmus Communications Corporation (the "Company" or "Cadmus") provides end-to-end integrated graphic communications services to professional publishers, not-for-profit societies and corporations. Cadmus is the world's largest provider of content management and production services to scientific, technical and medical ("STM") journal publishers, the fourth largest periodicals printer in North America, and a leading provider of specialty packaging and promotional printing services.

ORGANIZATIONAL STRUCTURE

The Company has organized its operations in two primary segments, Publisher Services and Specialty Packaging. The Publisher Services segment provides a full range of customized content processing, production and distribution services for the STM, educational and special interest magazine markets. The Company's Specialty Packaging segment provides high quality package design, engineering, production and fulfillment services primarily to healthcare, consumer products, and telecommunications corporations.

EXECUTIVE SUMMARY

Over the past several years, the Company has narrowed its focus primarily to niche markets where the Company sees underlying demand strength, a willingness on the part of customers to outsource non-core activities, and relatively few large and well-positioned competitors. More specifically, the Company has focused on growing content processing services for the scholarly publishing and scientific, technical and medical markets, educational and other markets. The Company has a leading position in this business, represented by the Cadmus Professional Communications division within the Publisher Services segment, and delivers customized content processing services using state-of-the-art technologies, in addition to traditional print services.

The special interest magazine portion of the Company's business, represented by the Cadmus Specialty Publications division within the Publisher Services segment, has suffered from declining advertising pages and pricing pressures over the past several years. As a result, the Company is focused on the management of capacity, improvement of the business mix and driving higher margins within this division, rather than focusing on top-line growth.

The Company's Specialty Packaging segment has achieved improved financial performance over the past few years as a result of focusing on growth markets that benefit from the customized package design services the Company offers, particularly in the health care, consumer products and telecommunications markets. The Company's U.S. packaging facility is both ISO-9001: 2000 registered and cGMP compliant as evidence of the high level of quality delivered to our customers. The Specialty Packaging segment, a growing portion of the Company's business, has also differentiated itself by developing a proprietary network of offshore production affiliates and by linking those operations and its customers via a proprietary inventory management and fulfillment system.

The focus on the more stable and profitable services within Cadmus Professional Communications and on the Specialty Packaging segment has permitted the Company to achieve more stable operating results and reduce leverage in a challenging economic and industry environment.

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company considers the following accounting policies to be critical policies which involve various estimation processes:

- Allowance for doubtful accounts
- Valuation of intangible assets and goodwill
- Pension and other post retirement benefits
- Income taxes
- Discontinued operations
- Self-insurance reserves

Allowance for doubtful accounts. Cadmus' policy with respect to its trade and notes receivable is to maintain an adequate allowance for doubtful accounts for estimated losses from the inability of customers or noteholders to make required payments. The Company's process to estimate the collectibility of its trade accounts receivable balances consists of two steps. First, the Company evaluates specific accounts for which it has information that the customer may have an inability to meet its financial obligations (e.g., bankruptcy). In these cases, the Company uses its judgment, based on available facts and circumstances, and records a specific allowance for that customer against the receivable to reflect the amount it expects to ultimately collect. Second, the Company

establishes an additional reserve for all customers based on a range of percentages applied to aging categories, based on management's best estimate. The Company periodically evaluates the adequacy of its reserves on notes receivable based on the available facts and circumstances at the time. If the financial condition of Cadmus' customers or noteholders were to deteriorate and result in an impairment of their ability to make payments, additional allowances could be required.

Valuation of intangible assets and goodwill. Through fiscal 2002, the Company amortized costs in excess of fair value of net assets of businesses acquired (goodwill) using the straight-line method over a period not to exceed 40 years. Accordingly, recoverability was reviewed if events or changes in circumstances indicated that the carrying amount may not be recovered. Recoverability was determined by comparing the undiscounted net cash flows of the assets to which the goodwill applied to the net book value, including goodwill, of those assets.

Effective July 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," which requires companies to discontinue amortizing goodwill and to perform annual impairment tests. In completing the transitional impairment test required by SFAS No. 142, the Company tested the net goodwill balances attributable to each of its reporting units for indications of impairment by comparing the fair value of each reporting unit to its carrying value. Fair value was determined using discounted cash flow estimates for each reporting unit in accordance with the provisions of SFAS No. 142. The preparation of such discounted cash flow estimates requires significant management judgment with respect to operating profit, growth rates, appropriate discount rates and residual values. Based on the initial impairment test as of July 1, 2002, the Company determined that goodwill related to its Specialty Publications division within the Publisher Services segment was impaired. The Specialty Publications division primarily serves customers in the special-interest magazine market, which had been negatively impacted by the significant downturn in advertising spending (as a result of cost reduction initiatives undertaken by advertisers) resulting in fewer page counts and correspondingly lower net sales. In addition, due to excess capacity in the magazine printing industry, volume and pricing pressures also resulted in lower operating profits and cash flows. As a result, the discounted cash flow analysis for the Specialty Publications division produced a value that was lower than carrying value. Accordingly, the Company recorded an impairment charge of $56.3 million representing the entire balance of goodwill for this division in the first quarter of fiscal 2003. This charge is reflected as a cumulative effect of a change in accounting principle in the accompanying Consolidated Statements of Operations.

The Company completed its annual impairment test for fiscal 2004 as of April 1, 2004 in a manner consistent with its initial impairment test. As a result of the annual impairment test performed as of April 1, 2004, there were no indications of impairment and no adjustments to the carrying amount of goodwill were required. The total balance of goodwill as of June 30, 2004 relates to the Company's Publisher Services segment.

Pension and other post retirement benefits. The Company sponsors certain pension and other post retirement plans covering associates who meet eligibility requirements. Several factors are used to calculate the expense and liability related to the plans. These factors include assumptions determined by the Company about the discount rate, expected return on plan assets, and rate of future compensation increases. In addition, the Company's actuarial consultants use subjective factors such as withdrawal and mortality rates to estimate the impact of these trends on expense and liability amounts. The economic and actuarial assumptions used by the Company may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. While the Company believes its assumptions are appropriate, significant differences in actual experience or significant changes in the Company's assumptions may materially affect its pension and other post retirement obligations and its future expense.

In fiscal 2003, the Company's board of directors adopted a plan to freeze the Company's primary defined benefit pension plan to mitigate the volatility in pension expense and required cash contributions expected in future years. As a result of this event, a pension curtailment charge of $0.7 million was recognized in fiscal 2003 and is included in restructuring and other charges in the Consolidated Statements of Operations. During fiscal 2004, equity markets began to recover, resulting in an increase in the fair value of the plan's assets. The Company also made a cash contribution of $7.8 million to the plan in the first quarter of fiscal 2004. As a result of these events, the Company recorded a reduction of its minimum pension liability in fiscal 2004 in accordance with SFAS No. 87, "Employer's Accounting for Pensions" totaling $19.5 million ($12.7 million net of taxes) upon completion of its annual pension valuations. The adjustment to the additional minimum pension liability was included in other accumulated comprehensive income as a direct increase to shareholders' equity, net of related tax effects. The Company does not anticipate having to contribute to its primary defined benefit pension plan in fiscal 2005 but does expect to contribute approximately $1.3 million to its other defined benefit pension plans in fiscal 2005, compared to $9.0 million contributed in fiscal 2004 to all plans.

For the Company's primary defined benefit plan, a one percentage-point change in the long-term rate of return on plan assets would have the following impact on fiscal 2005 pension expense and accumulated benefit obligation, respectively:

Change in long-term rate of return on plan assets:

	1-Percentage Point	
(In thousands)	Increase	Decrease
Effect on 2005 pension expense	$ (980)	$ 980
Effect on accumulated benefit obligation	–	–

A one percentage-point change in the discount rate would have the following impact on fiscal 2005 pension expense and accumulated benefit obligation, respectively:

Change in discount rate:

	1-Percentage Point	
(In thousands)	Increase	Decrease
Effect on 2005 pension expense	$ (122)	$ 1,050
Effect on accumulated benefit obligation	(14,696)	18,340

Changes in the discount rate noted above also impact unrecognized losses, another component of pension expense. As a result, a one-percentage point increase or decrease in the discount rate will not have a correspondingly equal impact on overall pension expense.

Income taxes. As part of the process of preparing the consolidated financial statements, the Company is required to estimate income taxes in each of the jurisdictions in which the Company operates. In addition to estimating the actual current tax liability, the Company must assess future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying Consolidated Balance Sheets, and operating loss carryforwards. Such differences result in deferred tax assets and liabilities, which are recorded on the Company's Consolidated Balance Sheets. Management then assesses the likelihood that deferred tax assets will be recovered from future taxable income and to the extent recovery is not considered likely, establishes a valuation allowance against those assets. The valuation allowance is based on estimates of future taxable income by jurisdictions in which the Company operates and the period over which the deferred tax assets will be recoverable. Judgment is involved in determining the provision for income taxes, the deferred tax assets and liabilities, and any valuation allowance recorded against the net deferred tax assets. The Company files income tax returns with various state tax jurisdictions in addition to the Internal Revenue Service and is sometimes audited by both federal and state tax agencies. From time to time, those audits may result in proposed adjustments. The Company has considered these potential adjustments and does not anticipate any material impact on its earnings as a result of the various audits.

To the extent that actual results differ from management's estimates, new information results in changes to estimates, or there is a material change in the actual tax rates or time period within which the underlying temporary differences become taxable or deductible, the Company may need to establish an additional valuation allowance or adjust the effective tax rate which could materially impact the Company's financial position and results of operations.

Discontinued operations. In the third quarter of fiscal 2002, the Company recorded a $1.2 million loss, net of taxes, in connection with the sale of its Atlanta-based Creative Marketing division. The Company has reported the sale as a discontinued operation for fiscal 2002. The Company did not reclassify the results of the Creative Marketing division as a discontinued operation in prior years because the changes that would result from a reclassification would not be material to the consolidated financial statements for fiscal 2001. In addition, the impact of reclassifying would have no impact on the Company's compliance with loan covenants or other contractual requirements, and no significant impact on earnings trends.

Self-insurance reserves. The Company is self-insured for both medical and workers' compensation claims. The Company engages third party firms to provide claims processing for its medical and workers' compensation claims, and to calculate ultimate loss projections relative to its workers' compensation claims. The Company records its reserves for medical and workers' compensation claims based on the information supplied by the third party firms. The Company's policy is to adjust its workers' compensation reserve based on an analysis of individual claims at each reporting date. The Company maintains a medical reserve for claims incurred but not reported based on its best estimate of its ultimate cost of settling all claims incurred as of the reporting date. Actual claims expense as well as changes in the health care cost trends could result in the Company's eventual cost differing from the estimate.

SIGNIFICANT TRANSACTIONS

During fiscal 2004, the Company refinanced all of its debt instruments to obtain a lower cost of debt and improved covenant flexibility going forward. The specific transactions were:

Senior bank credit facility. On January 28, 2004, the Company refinanced its senior bank credit facility, which was to mature on March 31, 2004, and terminated its accounts receivable securitization program. The new senior bank credit facility provides for a $100 million revolving credit facility that will mature in January, 2008. The facility, with a group of seven banks, is secured by substantially all of the Company's real, personal and mixed property, is jointly and severally guaranteed by each of the Company's present and future significant subsidiaries, and is secured by a pledge of the capital stock of present and future significant subsidiaries. The senior bank credit facility contains certain covenants regarding total leverage, senior leverage, fixed charge coverage and net worth, and contains other restrictions, including limitations on additional borrowings, and the acquisition, disposition and securitization of assets.

Accounts receivable securitization program. On January 28, 2004, the Company terminated its accounts receivable securitization program concurrently with the refinancing of its senior bank credit facility, resulting in an increase in borrowing under the senior bank credit facility to repurchase receivables previously sold. Effective January 28, 2004, the accounts receivable are no longer sold to the wholly-owned, bankruptcy-remote subsidiary or to an unrelated third-party purchaser. Therefore, the amount of reported accounts receivable and borrowings under the senior bank credit facility on the Condensed Consolidated Balance Sheets increased during fiscal 2004. Previously, the Company used the accounts receivable securitization program to fund some of its working capital requirements. At June 30, 2003, approximately $26.7 million of net accounts receivable had been sold by the Company's wholly-owned, bankruptcy-remote subsidiary without recourse to an unrelated third-party purchaser under the securitization program. The sales were reflected in the Consolidated Balance Sheets as a reduction of accounts receivable with the proceeds used to repay a corresponding amount of borrowing under the Company's senior bank credit facility.

Debt refinancing. On May 3, 2004, the Company redeemed, in full at 100% of the principal amount thereof (plus accrued interest), its 11.5% subordinated promissory notes in the aggregate principal amount of $6.4 million, which were otherwise scheduled to mature on March 31, 2010. The Company repaid the subordinated promissory notes under its $100 million senior bank credit facility at borrowings that are based on LIBOR plus a spread.

On June 15, 2004, the Company issued senior subordinated notes in the aggregate principal amount of $125.0 million with an annual interest rate of 8.375% due in June 2014. The net proceeds from the sale of the notes, together with borrowings under its revolving credit facility, were used to fund the tender offer for all of its outstanding senior subordinated notes in the aggregate principal amount of $125.0 million with an annual interest rate of 9.75% due in June 2009. The Company incurred expenses of $8.3 million, or $0.59 per share, associated with the refinancing of the notes consisting primarily of the tender premium and the write-off of deferred loan costs related to the 9.75% notes.

RESULTS OF OPERATIONS

The following table presents the major components from the Consolidated Statements of Operations as a percent of net sales for the fiscal years ended June 30, 2004, 2003, and 2002. Results of operations for fiscal 2002 reflect the Company's sale of its Atlanta-based Creative Marketing operation, which has been reported as a discontinued operation.

	Years Ended June 30,					
(Dollars in millions)	2004		2003		2002	
Net sales	**$445.4**	**100.0%**	$446.9	100.0%	$447.3	100.0%
Cost of sales	**363.6**	**81.6**	362.8	81.2	365.9	81.8
Selling and administrative expenses	**47.5**	**10.7**	51.4	11.5	54.0	12.1
Restructuring and other charges	**0.4**	**0.1**	12.0	2.7	–	–
Operating income	**33.9**	**7.6%**	20.7	4.6%	27.4	6.1%
Interest expense	**14.2**	**3.2**	14.6	3.3	16.1	3.6
Debt refinancing expenses	**8.3**	**1.9**	–	–	–	–
Securitization costs	**0.3**	**0.1**	0.6	0.1	1.1	0.2
Other, net	**0.3**	**–**	0.4	0.1	0.3	0.1
Income from continuing operations before income taxes	**10.8**	**2.4%**	5.1	1.1%	9.9	2.2%
Income tax expense	**4.1**	**0.9**	2.4	0.5	4.9	1.1
Income from continuing operations	**6.7**	**1.5%**	2.7	0.6%	5.0	1.1%
Loss from discontinued operations, net of taxes	**–**	**–**	–	–	(1.2)	(0.3)
Cumulative effect of change in accounting principle	**–**	**–**	(56.3)	(12.6)	–	–
Net income (loss)	**$ 6.7**	**1.5%**	$ (53.6)	(12.0)%	$ 3.8	0.8%
Capital expenditures	**$ 15.1**	**3.4%**	$ 15.6	3.5%	$ 12.0	2.7%

In addition to results presented in accordance with generally accepted accounting principles ("GAAP"), the Company has included certain non-GAAP financial measures to provide information to assist investors in understanding the underlying operational performance of the Company. Refer to the Use of GAAP and Non-GAAP Measures later in this section for additional information on these measures. The following table presents certain non-GAAP measures as a percent of net sales and should be read in conjunction with the consolidated financial statements of the Company.

	Years Ended June 30,					
(Dollars in millions)	2004		2003		2002	
Operating income, as reported	**$33.9**	**7.6%**	$ 20.7	4.6%	$27.4	6.1%
Goodwill amortization	**–**	**–**	–	–	4.7	1.1
Restructuring and other charges	**0.4**	**0.1**	12.0	2.7	–	–
Operating income, as adjusted	**$34.3**	**7.7%**	$ 32.7	7.3%	$32.1	7.2%
Income from continuing operations, as reported	**$ 6.7**	**1.5%**	$2.7	0.6%	$ 5.0	1.1%
Income tax expense	**4.1**	**0.9**	2.4	0.5	4.9	1.1
Goodwill amortization	**–**	**–**	–	–	4.7	1.1
Debt refinancing expenses	**8.3**	**1.9**	–	–	–	–
Restructuring and other charges	**0.4**	**0.1**	12.0	2.7	–	–
Income from continuing operations before income taxes, as adjusted	**19.5**	**4.4%**	17.1	3.8	14.6	3.3%
Income tax expense, as adjusted	**7.1**	**1.6**	6.5	1.5	4.9	1.1
Income from continuing operations, as adjusted	**$12.4**	**2.8%**	$ 10.6	2.4%	$ 9.7	2.2%
Net income (loss), as reported	**$ 6.7**	**1.5%**	$(53.6)	(12.0)%	$ 3.8	0.8%
Cumulative effect of change in accounting principle	**–**	**–**	56.3	12.6	–	–
Discontinued operations	**–**	**–**	–	–	1.2	0.3
Income tax expense	**4.1**	**0.9**	2.4	0.5	4.9	1.1
Interest	**14.2**	**3.2**	14.6	3.3	16.1	3.6
Securitization costs	**0.3**	**0.1**	0.6	0.1	1.1	0.2
Depreciation	**19.3**	**4.3**	19.3	4.4	20.4	4.6
Amortization	**0.6**	**0.1**	–	–	4.7	1.1
Debt refinancing expenses	**8.3**	**1.9**	–	–	–	–
Restructuring and other charges	**0.4**	**0.1**	12.0	2.7	–	–
EBITDA(1)	**$53.9**	**12.1%**	$ 51.7	11.6%	$52.2	11.7%

(1) Earnings before interest, taxes, depreciation, amortization and securitization costs. The Company also excludes the cumulative effect of a change in accounting principle, discontinued operations, debt refinancing expenses, and the impact of restructuring and other charges from the computation of EBITDA.

Comparison of Fiscal 2004 with Fiscal 2003

Net Sales

Net sales for fiscal 2004 were $445.4 million, compared to $446.9 million in fiscal 2003, a decline of less than one percent. Within the Publisher Services segment, net sales totaled $380.2 million for fiscal 2004, compared to $388.5 million in the prior year, a decline of 2%. The decline was a result of continued pricing pressures in the special interest magazine market and management's plan to manage capacity, improve business mix, and drive for higher margins in this market, partially offset by continued growth in STM services. Net sales for the Specialty Packaging segment were $65.2 million for fiscal 2004, compared to $58.4 million in fiscal 2003, an increase of 12%. The increase in net sales for this segment was attributable to the continued benefit from recurring projects from healthcare and consumer products customers.

Cost of Sales

Cost of sales increased to 81.6% of net sales for fiscal 2004, compared to 81.2% of net sales for fiscal 2003. The percentage increase was primarily due to the effect of continued pricing pressures on net sales, particularly in the magazine market, and additional costs and resources associated with the ramp up of services within the Publisher Services segment. In addition, the business continued to incur costs in connection with its educational market initiatives, the opening and staffing of the Company's Chennai, India facility, the launch of ArticleWorks™ and dPub™ and development costs related to Rapid Production Manager™ and other electronic products and solutions for the professional publishing market. By contrast, Specialty Packaging continued to benefit from higher overall volume and improved business mix.

Selling and Administrative Expenses

Selling and administrative expenses as a percentage of net sales were 10.7% and 11.5% for the years ended June 30, 2004 and 2003, respectively. The decrease in selling and administrative expenses in fiscal 2004 was primarily attributable to lower payroll costs associated with the reduction in the number of domestic associates, changes in the structure of the Company's primary defined benefit pension plan, cost savings initiatives in the Company's medical and insurance plans, expense reduction associated with an increase in the cash surrender value of company owned life insurance and the favorable impact of a $0.3 million gain from the demutualization of one of the Company's insurance carriers. The year-over-year improvement in selling and administrative costs was partially offset by higher medical costs and amortization of a license agreement related to the Company's KnowledgeWorks Global Limited joint venture entered into in June, 2003.

Restructuring and Other Expenses

During fiscal 2003, the Company announced several actions to rationalize capacity and improve utilization within the Publisher Services segment, particularly in its special interest magazine operation. These included closure of the special interest magazine facility in East Stroudsburg, Pennsylvania, which was sold in the fourth quarter of fiscal 2004, closure of the reprint department in Easton, Pennsylvania and relocation of certain manufacturing equipment to other facilities within the Company. The Company recorded restructuring and other charges totaling $0.4 million ($0.3 million net of tax) and $12.0 million ($7.9 million net of tax) for fiscal 2004 and 2003, respectively. Restructuring actions related to the restructuring program announced in fiscal 2003 have been completed.

Operating Income

Operating income for fiscal 2004 was $33.9 million, compared to $20.7 million in fiscal 2003. Operating results for fiscal 2004 included $0.4 million in restructuring and other charges, while fiscal 2003 results included $12.0 million in restructuring and other charges. In order to provide consistent comparisons of year-over-year operating results, the following reconciliation is provided:

(Dollars in thousands)	2004	% of Sales	2003	% of Sales
Operating income, as reported	**$33,895**	**7.6%**	$20,660	4.6%
Restructuring and other charges	**410**	**0.1**	12,015	2.7
Operating income, as adjusted	**$34,305**	**7.7%**	$32,675	7.3%

Operating income within the Publisher Services segment was adversely affected by pricing pressures, particularly in the special interest magazine market. In addition, the business continued to incur costs in connection with its educational market initiatives, the opening and staffing of the Company's Chennai, India facility, the launch of ArticleWorks™ and dPub™ and development costs related to Rapid Production Manager™ and other electronic products and solutions for the professional publishing market. By contrast, the Specialty Packaging segment continued to benefit from higher overall volume and improved business mix.

Interest and Other Expenses

Interest and securitization costs declined to $14.5 million in fiscal 2004, compared to $15.2 in fiscal 2003. The change in interest expense was due primarily to lower debt levels in the first half of fiscal 2004, lower year-over-year short-term interest rates, and the positive impact of the Company's interest rate swap agreements, offset in part by an increase in interest associated with loans on company-owned life insurance policies. On January 28, 2004, the Company terminated its accounts receivable securitization program concurrently with the refinancing of its senior bank credit facility, resulting in an increase in borrowing under the senior bank credit facility at a higher cost to repurchase receivables previously sold. In addition, the Company incurred $8.3 million of debt refinancing expenses in fiscal 2004 associated with the refinancing of its 9.75% senior subordinated notes in the aggregate principal amount of $125.0 million consisting primarily of $6.8 million for the tender premium and $1.5 million for the net write-off of deferred loan costs related to the old notes and related swap agreement.

Income from Continuing Operations before Income Taxes

Income from continuing operations before income taxes totaled $10.8 million for fiscal 2004 compared to $5.1 million for fiscal 2003. These results reflect the impact of $0.4 million and $12.0 million in restructuring and other charges reported for the fiscal years ended June 30, 2004 and 2003, respectively. In order to provide consistent comparisons of year-over-year results, the following reconciliation is provided:

(Dollars in thousands)	2004	% of Sales	2003	% of Sales
Income from continuing operations before income taxes, as reported	$10,776	2.4%	$ 5,077	1.1%
Debt refinancing expenses	8,275	1.9	–	–
Restructuring and other charges	410	0.1	12,015	2.7
Income from continuing operations before income taxes, as adjusted	$19,461	4.4%	$17,092	3.8%

Income Taxes

The Company's income tax expense on continuing operations for fiscal 2004 was at an effective tax rate of 38.3%, compared to an effective tax rate of 47.5% for fiscal 2003. During the third quarter of fiscal 2004, the Company revised its assessment of a valuation allowance established for certain deferred tax assets related to state net operating losses. It has been determined to be more likely than not that the Company will recognize income in future years for state income tax purposes. Consequently, the Company has reversed part of this valuation allowance. The amount of tax expense differs from the amount obtained by application of the statutory United States rates primarily due to the reversal of the valuation allowance and the impact of state income taxes in fiscal years 2004 and 2003. For fiscal 2003, the amount of tax expense from continuing operations differs from the amount obtained by application of the statutory U.S. rates to income from continuing operations primarily due to the impact of state income taxes.

Cumulative Effect of a Change in Accounting Principle

Through fiscal 2002, the Company amortized costs in excess of fair value of net assets of businesses acquired (goodwill) using the straight-line method over periods not to exceed 40 years. Recoverability was reviewed if events or changes in circumstances indicated that the carrying amount might not be recovered. Recoverability was determined by comparing the undiscounted net cash flows of the assets to which the goodwill applied to the net book value, including goodwill, of those assets.

Effective July 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which requires companies to discontinue amortizing goodwill and to perform annual impairment tests. In completing the transitional impairment test required by SFAS No. 142, the Company tested the net goodwill balances attributable to each of its reporting units for indications of impairment by comparing the fair value of each reporting unit to its carrying value. Fair value was determined using discounted cash flow estimates for each reporting unit in accordance with the provisions of SFAS No. 142. Based on the initial impairment test as of July 1, 2002, the Company determined that goodwill related to its Specialty Publications division within the Publisher Services segment was impaired. The Specialty Publications division primarily serves customers in the special interest magazine market, which had been negatively impacted by the significant downturn in advertising spending (as a result of cost reduction initiatives undertaken by advertisers) resulting in fewer page counts and correspondingly lower net sales. In addition, due to excess capacity in the magazine printing industry, volume and pricing pressures also resulted in lower operating profits and cash flows. As a result, the discounted cash flow analysis for the Specialty Publications division produced a value that was lower than carrying value. Accordingly, the Company recorded an impairment charge of $56.3 million representing the entire balance of goodwill for this division in the first quarter of fiscal 2003. This charge is reflected as a cumulative effect of a change in accounting principle in the accompanying Consolidated Statements of Operations.

Earnings Per Share

Net income (loss) per share, assuming dilution, totaled $0.72 in fiscal 2004 and $(5.94) in fiscal 2003. In order to provide consistent comparisons of year-over-year results, the following reconciliation is provided which reflects the impact of the cumulative effect of a change in accounting principle for goodwill, debt refinancing expenses, and restructuring and other charges, net of taxes, on earnings per share for the fiscal years ended June 30, 2004 and 2003, respectively:

	2004	2003
Earnings per share, assuming dilution:		
Net income (loss), as reported	**$0.72**	$(5.94)
Cumulative effect of a change in accounting principle	**–**	6.24
Debt refinancing expenses, net of taxes	**0.59**	–
Restructuring and other charges, net of taxes	**0.03**	0.87
Earnings per share assuming dilution, as adjusted	**$1.34**	$1.17

EBITDA

EBITDA for fiscal 2004 was $53.9 million compared to $51.7 million in fiscal 2003. The Company defines EBITDA as earnings before interest, taxes, depreciation, amortization and securitization costs. The Company also excludes the cumulative effect of a change in accounting principle, discontinued operations, debt refinancing expenses, and the impact of restructuring and other charges from the computation. The Company believes EBITDA is a useful measure of operating performance before the impact of investing and financing transactions, providing meaningful comparisons between companies' earnings power and consistent comparisons of the Company's performance. In order to provide consistent comparisons of year-over-year EBITDA, the following reconciliation is provided:

(Dollars in thousands)	2004	% of Sales	2003	% of Sales
Net income (loss), as reported	**$ 6,652**	**1.5%**	$(53,634)	(12.0)%
Cumulative effect of a change in accounting principle	**–**	**–**	56,301	12.6
Income taxes	**4,124**	**0.9**	2,410	0.5
Interest	**14,192**	**3.2**	14,602	3.3
Securitization costs	**296**	**0.1**	634	0.1
Depreciation	**19,255**	**4.3**	19,325	4.4
Amortization	**654**	**0.1**	–	–
Debt refinancing expenses	**8,275**	**1.9**	–	–
Restructuring and other charges	**410**	**0.1**	12,015	2.7
EBITDA	**$53,858**	**12.1%**	$ 51,653	11.6%

Comparison of Fiscal 2003 with Fiscal 2002

Net Sales

Net sales for fiscal 2003 were $446.9 million, compared to $447.3 million in fiscal 2002, essentially flat year over year. Within the Publisher Services segment, net sales totaled $388.5 million for fiscal 2003, compared to $395.4 million in the prior year, a decline of 2%. Growth in STM journal services was offset by declines in special interest magazines and books and directories due primarily to continued volume and pricing pressures caused by customer consolidation and industry overcapacity as well as softness in advertising within the special interest magazine division. Net sales for the Specialty Packaging segment were $58.4 million for fiscal 2003, compared to $51.9 million in fiscal 2002, an increase of 13%. The increase in net sales for this segment was attributable to new business wins, particularly in the health care market.

Cost of Sales

Cost of sales decreased to 81.2% of net sales for fiscal 2003, compared to 81.8% of net sales for fiscal 2002. The improvement was a result of better product mix in the STM journal services and Specialty Packaging operations, company-wide cost reduction efforts, improved facility efficiencies and improved offshore workflows within the Publisher Services segment.

Selling and Administrative Expenses

Selling and administrative expenses as a percentage of net sales were 11.5% and 12.1% for the years ended June 30, 2003 and 2002, respectively. The decrease in selling and administrative expenses was primarily attributable to the discontinuation of goodwill amortization. Amortization expense totaled $4.7 million, or 1.1% of net sales, in fiscal 2002. Other factors contributing to the year-over-year change in selling and administrative expenses were higher costs in fiscal 2003 for management incentives, additional accruals for bad debt expense, and costs incurred in connection with marketing programs and sales training.

Restructuring and Other Expenses

In the second quarter of fiscal 2003, the Company announced several actions to rationalize capacity and improve utilization within the Publisher Services segment, particularly in its special interest magazine operation. These included closure of the special interest magazine facility in East Stroudsburg, Pennsylvania, closure of the reprint department in Easton, Pennsylvania, and relocation of

certain manufacturing equipment to other facilities within the Company. The Company also announced changes in the operating and management structure of the Company. In connection with these fiscal 2003 actions, the Company recorded pre-tax charges of $12.0 million ($7.9 million net of taxes), which included a pension curtailment charge of $0.7 million. These charges are included in restructuring and other charges on the Consolidated Statements of Operations.

Operating Income

Operating income for fiscal 2003 was $20.7 million, compared to $27.4 million in fiscal 2002. Operating results for fiscal 2003 included $12.0 million in restructuring and other charges, while fiscal 2002 results included amortization expense of $4.7 million. In order to provide consistent comparisons of year-over-year operating results, the following reconciliation is provided:

(Dollars in thousands)	2003	% of Sales	2002	% of Sales
Operating income, as reported	$20,660	4.6%	$27,377	6.1%
Goodwill amortization expense	–	–	4,724	1.1
Restructuring and other charges	12,015	2.7	–	–
Operating income, as adjusted	$32,675	7.3%	$32,101	7.2%

Factors contributing to the increase in operating income, as adjusted, from fiscal 2002 were improved product mix, operating efficiencies, and offshore workflows within the Publisher Services segment offset by increases in sales, marketing and administrative expenses.

Interest and Other Expenses

Interest and securitization costs declined to $15.2 million in fiscal 2003, compared to $17.2 in fiscal 2002. The decrease in interest expense was due primarily to lower debt levels in fiscal 2003, lower year-over-year short-term interest rates, and the impact of the Company's interest rate swap agreement.

Income from Continuing Operations before Income Taxes

Income from continuing operations before income taxes totaled $5.1 million for fiscal 2003 compared to $9.9 million for fiscal 2002. These results reflect the impact of $12.0 million in restructuring and other charges reported for the fiscal year ended June 30, 2003, and amortization expense totaling $4.7 million for the fiscal year ended June 30, 2002, respectively. In order to provide consistent comparisons of year-over-year results, the following reconciliation is provided:

(Dollars in thousands)	2003	% of Sales	2002	% of Sales
Income from continuing operations before income taxes, as reported	$ 5,077	1.1%	$ 9,882	2.2%
Goodwill amortization expense	–	–	4,724	1.1
Restructuring and other charges	12,015	2.7	–	–
Income from continuing operations before income taxes, as adjusted	$17,092	3.8%	$14,606	3.3%

Income Taxes

The Company's income tax expense on continuing operations for fiscal 2003 was at an effective tax rate of 47.5%, compared to an effective tax rate of 49.5% for fiscal 2002. For fiscal 2003, the amount of tax expense from continuing operations differs from the amount obtained by application of the statutory U.S. rates to income from continuing operations primarily due to the impact of state income taxes. For fiscal 2002, income tax expense differs from the amount obtained by application of the statutory U.S. rate due primarily to the impact of non-deductible goodwill amortization.

Cumulative Effect of a Change in Accounting Principle

Through fiscal 2002, the Company amortized costs in excess of fair value of net assets of businesses acquired (goodwill) using the straight-line method over periods not to exceed 40 years. Recoverability was reviewed if events or changes in circumstances indicated that the carrying amount might not be recovered. Recoverability was determined by comparing the undiscounted net cash flows of the assets to which the goodwill applied to the net book value, including goodwill, of those assets.

Effective July 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which requires companies to discontinue amortizing goodwill and to perform annual impairment tests. In completing the transitional impairment test required by SFAS No. 142, the Company tested the net goodwill balances attributable to each of its reporting units for indications of impairment by comparing the fair value of each reporting unit to its carrying value. Fair value was determined using discounted

cash flow estimates for each reporting unit in accordance with the provisions of SFAS No. 142. Based on the initial impairment test as of July 1, 2002, the Company determined that goodwill related to its Specialty Publications division within the Publisher Services segment was impaired. The Specialty Publications division primarily serves customers in the special interest magazine market, which had been negatively impacted by the significant downturn in advertising spending (as a result of cost reduction initiatives undertaken by advertisers) resulting in fewer page counts and correspondingly lower net sales. In addition, due to excess capacity in the magazine printing industry, volume and pricing pressures also resulted in lower operating profits and cash flows. As a result, the discounted cash flow analysis for the Specialty Publications division produced a value that was lower than carrying value. Accordingly, the Company recorded an impairment charge of $56.3 million representing the entire balance of goodwill for this division in the first quarter of fiscal 2003. This charge is reflected as a cumulative effect of a change in accounting principle in the accompanying Consolidated Statements of Operations.

Discontinued Operations

The Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" in the third quarter of fiscal 2002 in connection with the sale of its Atlanta-based Creative Marketing division. As a result of its adoption of this statement, the Company has reclassified the results of its Creative Marketing operation as a discontinued operation for fiscal 2002 (see Application of Critical Accounting Policies and Estimates).

Earnings Per Share

Net income (loss) per share, assuming dilution, totaled $(5.94) in fiscal 2003 and $0.41 in fiscal 2002. In order to provide consistent comparisons of year-over-year results, the following reconciliation is provided which reflects the impact of the cumulative effect of a change in accounting principle for goodwill, discontinued operations, amortization expense, and restructuring and other charges, net of taxes, on earnings per share for the fiscal years ended June 30, 2003 and 2002:

	2003	2002
Earnings per share, assuming dilution:		
Net income (loss), as reported	$(5.94)	$0.41
Cumulative effect of a change in accounting principle	6.24	–
Discontinued operations	–	0.14
Goodwill amortization expense	–	0.52
Restructuring and other charges, net of taxes	0.87	–
Earnings per share assuming dilution, as adjusted	$ 1.17	$1.07

EBITDA

EBITDA for fiscal 2003 was $51.7 million compared to $52.2 million in fiscal 2002. The Company defines EBITDA as earnings before interest, taxes, depreciation, amortization and securitization costs. The Company also excludes the cumulative effect of a change in accounting principle, discontinued operations, debt refinancing expenses, and the impact of restructuring and other charges from the computation. The Company believes EBITDA is a useful measure of operating performance before the impact of investing and financing transactions, providing meaningful comparisons between companies' earnings power and consistent comparisons of the Company's performance. In order to provide consistent comparisons of year-over-year EBITDA, the following reconciliation is provided:

(Dollars in thousands)	2003	% of Sales	2002	% of Sales
Net income (loss), as reported	$(53,634)	(12.0)%	$ 3,755	0.8%
Cumulative effect of a change in accounting principle	56,301	12.6	–	–
Discontinued operations	–	–	1,236	0.3
Income taxes	2,410	0.5	4,891	1.1
Interest	14,602	3.3	16,093	3.6
Securitization costs	634	0.1	1,110	0.2
Depreciation	19,325	4.4	20,399	4.6
Amortization	–	–	4,724	1.1
Restructuring and other charges	12,015	2.7	–	–
EBITDA	$ 51,653	11.6%	$52,208	11.7%

USE OF GAAP AND NON-GAAP MEASURES

In addition to results presented in accordance with generally accepted accounting principles ("GAAP"), the Company has included in this report the following non-GAAP financial measures: (1) "operating income" and "operating income margin" adjusted to exclude restructuring and other charges of $0.4 million and $12.0 million in fiscal years ended June 30, 2004 and 2003, respectively, and adjusted to add goodwill amortization expense of $4.7 million in fiscal year ended June 30, 2002, (2) "income from continuing operations before income taxes" adjusted in the same manner and for the same items as operating income, and to exclude the impact of the $8.3 million in debt refinancing expenses for the year ended June 30, 2004; (3) "earnings per share" adjusted to exclude restructuring and other charges in the same manner as operating income for fiscal years ended June 30, 2004 and 2003; to exclude the impact of the $8.3 million in debt refinancing expenses for the year ended June 30, 2004, and to exclude the impact in fiscal 2003 of the $56.3 million cumulative effect of a change in accounting principle, which was recorded upon the Company's adoption of SFAS No. 142; to add the impact of the goodwill amortization expense described in operating income above and to exclude the impact of the loss from discontinued operations of $1.2 million for fiscal 2002, and (4) "EBITDA" and "EBITDA margin" as a percent of net sales with EBITDA being defined by the Company as earnings before interest, taxes, depreciation, amortization and securitization costs. The Company also excludes the cumulative effect of a change in accounting principle, discontinued operations, debt refinancing expenses, and the impact of restructuring and other charges from the computation of EBITDA. For each non-GAAP financial measure, the Company has presented the most directly comparable GAAP financial measure and has reconciled the non-GAAP financial measure with such comparable GAAP financial measure.

These non-GAAP financial measures provide useful information to investors to assist in understanding the underlying operational performance of the Company. Specifically, (1) the exclusion of restructuring and other charges permits comparisons of results for on-going business facilities under the current operating structure; (2) the exclusion of debt refinancing expenses incurred permits comparisons of results without the impact of infrequent refinancing actions; (3) the exclusion of goodwill amortization expense in fiscal 2002 provides consistent comparisons, as goodwill amortization expense is not recorded in fiscal 2003 upon adoption of SFAS No. 142, and year-over-year comparisons would be positively inflated without the adjustment, (4) the exclusion of the cumulative effect of a change in accounting principle permits comparisons without the impact of financial results driven solely by the adoption of new accounting pronouncements, (5) the exclusion of the impact of discontinued operations permits comparisons for continuing business operations; and (6) EBITDA and EBITDA margin as a percent of net sales are useful measures of operating performance before the impact of investing and financing transactions, providing meaningful comparisons between companies' earnings power and consistent period-over-period comparisons of the Company's performance. In addition, the Company uses these non-GAAP financial measures internally to measure its on-going business performance and in reports to bankers to permit monitoring of the Company's ability to repay outstanding liabilities.

Liquidity and Capital Resources

Operating Activities

Net cash provided by operating activities for fiscal year 2004 totaled $31.3 million, compared to $32.1 million in fiscal 2003. This $0.8 million decrease was primarily attributable to an increase in contributions to the Company's various defined benefit pension plans, accelerated payments to some of the Company's larger vendors to take advantage of discounts and other working capital changes, partially offset by a $2.1 million decrease in restructuring payments. The Company does not anticipate having to contribute to its primary defined benefit pension plan in fiscal 2005, but does expect to contribute approximately $1.3 million to its other defined benefit pension plans in fiscal 2005.

Net cash provided by operating activities for fiscal year 2003 totaled $32.1 million, compared to $41.0 million in fiscal 2002. This $8.9 million decrease was primarily attributable to working capital changes and $5.6 million in contributions to the Company's pension plan. The most significant working capital changes relate to timing of certain payments to the Company's larger vendors and increases in inventory levels to satisfy demands of a new healthcare customer. The decrease in accounts receivable is primarily attributable to improved collection experience with customer accounts. The year-over-year decrease in net cash provided by operating activities was partially offset by a $0.6 million decrease in restructuring payments.

Investing Activities

Net cash used in investing activities was $13.7 million for fiscal year 2004, compared to $15.6 million in the prior year. Capital expenditures for fiscal year 2004 totaled $15.1 million compared to $15.6 million for 2003, and included investments primarily in software and product development for content management services, new business and operating systems, digital prepress equipment and building and equipment improvements. Proceeds from the sale of property, plant and equipment in fiscal 2004 totaled $1.4 million, and related primarily to the sale of presses at certain of the Company's Virginia, North Carolina, and

Pennsylvania locations, and the sale of the East Stroudsburg, Pennsylvania facility in the fourth quarter. The Company estimates that capital expenditures for fiscal 2005 will be approximately $15 million to $19 million.

Proceeds from the sale of property, plant and equipment in fiscal 2003 totaled $3.4 million, and related primarily to the sale of a Richmond facility and a press at the Company's East Stroudsburg, Pennsylvania location. Also during fiscal 2003, the Company invested $3.1 million in a joint venture formed with Datamatics Technologies Limited, a leading business processing outsource service provider in India, and recorded additional set-up costs for the joint venture.

Proceeds from the sale of property, plant and equipment in fiscal 2002 totaled $3.7 million, and related primarily to the sale of a composition facility located in Akron, Pennsylvania, a press at the Company's Charlotte facility, and a warehouse located in Lancaster, Pennsylvania. Net proceeds from divested operations totaled $1.5 million and related to the sale of the Company's Atlanta-based Creative Marketing division.

Financing Activities

Net cash used in financing activities was $16.3 million for fiscal year 2004, compared to $17.2 million for fiscal year 2003. On January 28, 2004, the Company terminated its accounts receivable securitization program concurrently with the refinancing of its senior bank credit facility, resulting in an increase in borrowing under the senior bank credit facility to repurchase receivables previously sold. Effective January 28, 2004, the accounts receivable were no longer sold to the wholly-owned, bankruptcy-remote subsidiary or to an unrelated third-party purchaser. Therefore, the amount of reported accounts receivable and borrowings under the senior bank credit facility on the Consolidated Balance Sheets increased in fiscal 2004. Previously, the Company used the accounts receivable securitization program to fund some of its working capital requirements. At June 30, 2003, approximately $26.7 million of net accounts receivable had been sold by the Company's wholly-owned, bankruptcy-remote subsidiary without recourse to an unrelated third-party purchaser under the securitization program. The sales were reflected in the Consolidated Balance Sheets as a reduction of accounts receivable with the proceeds used to repay a corresponding amount of borrowing under the Company's senior bank credit facility.

On January 28, 2004, the Company refinanced its senior bank credit facility, which was to mature on March 31, 2004, and terminated its accounts receivable securitization program. The new senior bank credit facility provides for a $100 million revolving credit facility that will mature in January, 2008. The facility, with a group of seven banks, is secured by substantially all of the Company's real, personal and mixed property, is jointly and severally guaranteed by each of the Company's present and future significant subsidiaries, and is secured by a pledge of the capital stock of present and future significant subsidiaries. The senior bank credit facility contains certain covenants regarding total leverage, senior leverage, fixed charge coverage and net worth, and contains other restrictions, including limitations on additional borrowings, and the acquisition, disposition and securitization of assets.

Long-term debt at June 30, 2004, was $167.6 million, compared to $134.0 million at June 30, 2003. Additionally, the Company had $12.8 million in current maturities of long-term debt at June 30, 2003, scheduled to mature March 31, 2004. The Company utilized its cash provided by operations and proceeds from its senior bank credit facility to pay off its 11.5% subordinated promissory notes in the aggregate principal amount of $6.4 million, which were otherwise scheduled to mature in 2010, and to fund $1.8 million in dividend payments.

The Company also received $1.0 million in proceeds from the exercise of stock options in fiscal 2004.

Net cash used in financing activities was $17.2 million for fiscal year 2003. Cash provided by operating activities was used to pay down $12.5 million on the Company's revolving credit facility and to fund $1.8 million in dividend payments. A higher subordinated interest in the Company's accounts receivable securitization program in place at that time reflected changes in methods of calculating eligible receivables brought about by amendments to the securitization program and certain negative trends in the receivables aging during the year which have been a focus of management's working capital initiatives. These factors contributed to a $2.9 million reduction in funding under the Company's former receivables securitization program.

For the fiscal year ended June 30, 2002, the Company utilized cash provided by operations to pay down $23.7 million on the Company's revolving credit facility, to pay off a $2.6 million mortgage on the Company's Lancaster, Pennsylvania facility, and to fund $1.8 million in dividend payments. At June 30, 2002, there was a reduction of $8.5 million in funding under the Company's receivables securitization program in place at that time. The Company also received $0.4 million in proceeds from the exercise of stock options.

The primary cash requirements of the Company are for debt service, capital expenditures, working capital, taxes, pension funding and dividends. The primary sources of liquidity are cash flow provided by operations and unused capacity under its senior bank credit facility. The future operating performance and the ability to service the Company's debt depends on the ability to implement the business strategy and on general economic, financial, competitive, legislative, regulatory and other factors, many of which are beyond the control of the Company. The Company believes that these sources will provide sufficient liquidity and capital resources to meet its operating requirements for capital expenditures and working capital.

Market Risk

At June 30, 2004, the Company had three fixed-to-floating fair value interest rate swap agreements outstanding with a total notional amount of $40.0 million. These swaps were entered into to convert $40.0 million of the Company's 8.375% senior subordinated notes due in 2014 to floating rate debt. The initial term of these swap agreements expires in 2014, and the counterparties have an option to terminate the agreements beginning in June 2009. Under the swap agreements, the Company receives interest payments at a fixed rate of 8.375% and pays interest at a variable rate that is based on six-month LIBOR plus a spread. The six month LIBOR rate is reset each December 15 and June 15. These swap agreements are an effective hedge.

At June 30, 2003 and 2002, the Company had one fixed-to-floating fair value interest rate swap agreement outstanding with a notional amount of $35.0 million. This swap was entered into to convert $35.0 million of the Company's 9.75% senior subordinated notes due in 2009 to floating rate debt. Under this swap agreement, the Company received interest payments at a fixed rate of 9.75% and paid interest at a variable rate that was based on six-month LIBOR plus a spread. The swap agreement was an effective hedge. This swap agreement was terminated in June 2004 at the time the Company's 9.75% senior subordinated notes in the aggregate principal amount of $125.0 million were repaid, resulting in a benefit of $1.1 million which was recorded in debt refinancing expenses on the Consolidated Statements of Operations. In addition, in connection with repaying the 9.75% senior subordinated notes, the Company wrote-off prior deferred costs related to swap modifications of $0.9 million and the remaining unamortized gain from the termination of interest rate lock option agreements in 1999 of $0.3 million that was being amortized over the life of the 9.75% senior subordinated notes. Both of these items were also recorded as debt refinancing expenses on the Consolidated Statements of Operations.

The fair value of the Company's interest rate swap agreements, based on a mark-to-market basis, was a $0.2 million liability and a $2.6 million asset at June 30, 2004 and June 30, 2003, respectively, which is recorded in the Consolidated Balance Sheets in other long term assets with an offset in long-term debt in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities."

The notional amount of each swap contract does not represent exposure to credit loss. In the event of default by the counterparties, the risk, if any, is the cost of replacing the swap agreement at current market rates. The Company continually monitors its positions and the credit rating of its counterparties and limits the amount of agreements it enters into with any one party. Management does not anticipate nonperformance by the counterparties; however, if incurred, any such loss should be immaterial. Additional information on the hedging instruments is provided in Note 8 to the Consolidated Financial Statements.

If short-term interest rates were to be either higher or lower by one percentage point throughout fiscal 2005, and assuming the average amount outstanding under the Company's senior bank credit facility were consistent with fiscal 2004 and that the average interest rate paid by the Company on the floating portion of its fair value interest rate swap agreement were to be either higher or lower by one percentage point throughout fiscal 2005, the Company's interest expense and income before taxes would change by approximately $0.6 million.

Off Balance Sheet Items

In the normal course of business, the Company is a party to certain off-balance sheet arrangements including guarantees and indemnifications in connection with divested or sold operations and financial instruments with off-balance sheet risk, such as standby letters of credit and the accounts receivable securitization program until it was terminated in January 2004. Liabilities related to these arrangements are not reflected in the Company's Consolidated Balance Sheets, and management does not expect any material adverse effects on its financial condition, results of operations or cash flows to result from these off-balance sheet arrangements.

The Company remains a guarantor on real estate lease obligations, totaling approximately $0.4 million annually through September 2009, for a facility in Atlanta, Georgia related to the Creative Marketing division, which was sold in the third quarter of fiscal 2002.

The Company maintains certain standby letters of credit to secure its obligations for workers' compensation programs. At June 30, 2004, the Company had $2.3 million of standby letters of credit outstanding and had no claims against those letters of credit.

Obligations and Commitments

The Company is a party to certain contractual obligations and commitments as summarized in the following table.

		Payments due by period			
(In thousands)	Total	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Long-term debt obligations	$167,561	$ –	$ –	$42,800	$124,761
Operating lease obligations	37,045	6,718	10,991	7,294	12,042
Executive employment contracts	910	460	450	–	–
Unconditional purchase obligations	3,220	2,870	175	175	–
Other long-term liabilities	4,648	1,068	1,475	1,436	669
Total contractual obligations and commitments	$213,384	$11,116	$13,091	$51,705	$137,472

In addition, the Company is required to make certain minimum contributions to its defined benefit pension plans. The amount of any contributions will directly depend upon future changes in investment values, rates of returns, discount rates, plan benefits and design, and changes in regulatory or legislative rules covering such plans, among other factors. The Company's board of directors voted to freeze the Cadmus defined benefit pension plan in fiscal 2003 in order to mitigate the volatility in pension expense and required cash contributions expected in future years. The Company does not anticipate having to contribute to its primary defined benefit pension plan in fiscal 2005, but does expect to contribute approximately $1.3 million to its other defined benefit pension plans in fiscal year 2005.

Statements contained in the previous discussion and throughout this report relating to Cadmus' future prospects and performance are "forward-looking statements" that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Factors that could cause actual results to differ materially from management's expectations include but are not limited to: (1) the overall economic environment, (2) the equity market performance and interest rate environment, which can impact our pension liability, (3) our ability to develop and market new capabilities and services to take advantage of technology changes in the publishing process, especially for scientific, technical and medical journals, (4) our ability to grow revenue and market share in the educational market, (5) significant price pressure in the markets in which we compete, (6) the loss of significant customers or the decrease in demand from customers, (7) our ability to continue to obtain improved efficiencies and lower production costs, (8) the financial condition and ability to pay of certain customers, (9) the impact of industry consolidation among key customers, and (10) our ability to operate effectively in markets outside of North America. Other risk factors are detailed from time to time in our other Securities and Exchange Commission filings. The information provided in this report is provided only as of the date of this report, and we undertake no obligation to update any forward-looking statements made herein.

SELECTED QUARTERLY DATA (UNAUDITED)

2004 Quarters Ended (In thousands, except per share data)	Sept 30	Dec 31	Mar 31	June 30
Net sales	$106,909	$115,319	$113,619	$109,578
Operating income	7,087	8,801	9,072	8,935
Net income (loss)	2,100	3,070	3,536	(2,054)
Per share data:[1]				
Net income (loss)	0.23	0.33	0.38	(0.22)
Cash dividends	0.05	0.05	0.05	0.05
Stock market price data:				
High	$ 11.46	$ 13.38	$ 14.50	$ 15.86
Low	8.88	10.59	12.25	12.45
Close	11.27	13.00	13.36	14.75
Selected Non-GAAP Measures[2]				
Operating income, as adjusted	$ 7,201	$ 8,788	$ 9,192	$ 9,124
Income, as adjusted	2,175	3,060	3,616	3,532
Income per share, as adjusted [1]	0.24	0.33	0.39	0.39
EBITDA[3]	12,094	13,660	14,070	14,034

2003 Quarters Ended	Sept 30	Dec 31	Mar 31	June 30
Net sales	$105,425	$113,696	$113,437	$114,361
Operating income (loss)	7,196	(621)	7,458	6,627
Income (loss) before cumulative effect of change in accounting principle	1,973	(3,182)	2,172	1,704
Cumulative effect of a change in accounting principle	(56,301)	–	–	–
Net income (loss)	(54,328)	(3,182)	2,172	1,704
Per share data:[1]				
Income (loss) before cumulative effect of change in accounting principle	0.22	(0.35)	0.24	0.19
Cumulative effect of a change in accounting principle	(6.24)	–	–	–
Net income (loss)	(6.02)	(0.35)	0.24	0.19
Cash dividends	0.05	0.05	0.05	0.05
Stock market price data:				
High	$ 11.44	$ 11.75	$ 11.97	$ 11.00
Low	8.07	8.38	7.04	7.57
Close	9.64	11.11	8.00	8.89
Selected Non-GAAP Measures[2]				
Operating income, as adjusted	$ 7,196	$ 8,300	$ 8,588	$ 8,591
Income before cumulative effect of a change in accounting principle, as adjusted	1,973	2,705	2,918	3,001
Income per share, as adjusted[1]	0.22	0.30	0.32	0.33
EBITDA[3]	12,047	13,052	13,248	13,306

(1) Per share data assumes dilution.

(2) In addition to results presented in accordance with generally accepted accounting principles ("GAAP"), the Company has included certain non-GAAP financial measures to provide information to assist investors in understanding the underlying operational performance of the Company. Refer to the "Selected Quarterly Data - Reconciliation of GAAP to Non-GAAP Measures" which follows this table for additional information on these measures.

(3) Earnings before interest, taxes, depreciation, amortization and securitization costs. The Company also excludes the cumulative effect of a change in accounting principle, discontinued operations, debt refinancing expenses, and the impact of restructuring and other charges from the computation of EBITDA.

SELECTED QUARTERLY DATA – RECONCILIATION OF GAAP TO NON-GAAP MEASURES (UNAUDITED)

In addition to results presented in accordance with generally accepted accounting principles ("GAAP"), the Company has included certain non-GAAP financial measures to provide information to assist investors in understanding the underlying operational performance of the Company. Refer to the Use of GAAP and Non-GAAP Measures section of Management's Discussion and Analysis for additional information on these measures.

SELECTED NON-GAAP MEASURES (In thousands, except per share data)

2004 Quarters Ended	Sept 30	Dec 31	Mar 31	June 30
Operating income, as reported	$ 7,087	$ 8,801	$ 9,072	$ 8,935
Restructuring and other charges	114	(13)	120	189
Operating income, as adjusted	$ 7,201	$ 8,788	$ 9,192	$ 9,124
Net income (loss), as reported	$ 2,100	$ 3,070	$ 3,536	$(2,054)
Income tax expense (benefit)	1,381	1,880	1,704	(841)
Debt refinancing expenses	–	–	–	8,275
Restructuring and other charges	114	(13)	120	189
Income before income taxes, as adjusted	3,595	4,937	5,360	5,569
Income tax expense, as adjusted	1,420	1,877	1,744	2,037
Income, as adjusted	$ 2,175	$ 3,060	$ 3,616	$ 3,532
Net income (loss) per share, as reported(1)	$ 0.23	$ 0.33	$ 0.38	$ (0.22)
Debt refinancing expenses, net of taxes	–	–	–	0.60
Restructuring and other charges, net of taxes	0.01	–	0.01	0.01
Income per share, as adjusted	$ 0.24	$ 0.33	$ 0.39	$ 0.39
Net income (loss), as reported	$ 2,100	$ 3,070	$ 3,536	$(2,054)
Income tax expense (benefit)	1,381	1,880	1,704	(841)
Interest	3,443	3,608	3,649	3,492
Securitization costs	121	134	41	–
Depreciation	4,772	4,817	4,857	4,809
Amortization	163	164	163	164
Debt refinancing expenses	–	–	–	8,275
Restructuring and other charges	114	(13)	120	189
EBITDA(2)	$ 12,094	$13,660	$14,070	$14,034

2003 Quarters Ended	Sept 30	Dec 31	Mar 31	June 30
Operating income (loss), as reported	$ 7,196	$ (621)	$ 7,458	$ 6,627
Restructuring and other charges	-	8,921	1,130	1,964
Operating income, as adjusted	$ 7,196	$ 8,300	$ 8,588	$ 8,591
Income (loss) before cumulative effect of a change in accounting principle, as reported	$ 1,973	$(3,182)	$ 2,172	$ 1,704
Income tax expense (benefit)	1,210	(1,376)	1,405	1,171
Restructuring and other charges	–	8,921	1,130	1,964
Income before cumulative effect of a change in accounting principle, as adjusted	3,183	4,363	4,707	4,839
Income tax expense, as adjusted	1,210	1,658	1,789	1,838
Income before cumulative effect of a change in accounting principle, as adjusted	$ 1,973	$ 2,705	$ 2,918	$ 3,001
Net income (loss) per share, as reported(1)	$ (6.02)	$ (0.35)	$ 0.24	$ 0.19
Cumulative effect of change in accounting principle	6.24	–	–	–
Restructuring and other charges, net of taxes	–	0.65	0.08	0.14
Income per share, as adjusted	$ 0.22	$ 0.30	$ 0.32	$ 0.33
Net income (loss), as reported	$ (54,328)	$(3,182)	$ 2,172	$ 1,704
Cumulative effect of a change in accounting principle	56,301	–	–	–
Income tax expense (benefit)	1,210	(1,376)	1,405	1,171
Interest	3,763	3,692	3,617	3,530
Securitization costs	188	176	131	139
Depreciation	4,913	4,821	4,793	4,798
Restructuring and other charges	–	8,921	1,130	1,964
EBITDA(2)	$ 12,047	$13,052	$13,248	$13,306

(1) Per share data assumes dilution.

(2) Earnings before interest, taxes, depreciation, amortization and securitization costs. The Company also excludes the cumulative effect of a change in accounting principle, discontinued operations, debt refinancing expenses and the impact of restructuring and other charges from the computation of EBITDA.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended June 30,		
(In thousands, except per share data)	**2004**	2003	2002
Net sales	**$ 445,425**	$ 446,919	$ 447,279
Operating expenses:			
Cost of sales	**363,641**	362,801	365,873
Selling and administrative	**47,479**	51,443	54,029
Restructuring and other charges	**410**	12,015	–
	411,530	426,259	419,902
Operating income	**33,895**	20,660	27,377
Interest and other expenses:			
Interest	**14,192**	14,602	16,093
Debt refinancing expenses	**8,275**	–	–
Securitization costs	**296**	634	1,110
Other, net	**356**	347	292
	23,119	15,583	17,495
Income from continuing operations before income taxes and cumulative effect of a change in accounting principle	**10,776**	5,077	9,882
Income tax expense	**4,124**	2,410	4,891
Income from continuing operations before cumulative effect of a change in accounting principle	**6,652**	2,667	4,991
Loss from discontinued operations, net of $40 in income taxes	**–**	–	(1,236)
Cumulative effect of a change in accounting principle	**–**	(56,301)	–
Net income (loss)	**$ 6,652**	$ (53,634)	$ 3,755
Earnings per share - basic:			
Income from continuing operations	**$ 0.73**	$ 0.30	$ 0.56
Loss from discontinued operations	**–**	–	(0.14)
Cumulative effect of change in accounting principle	**–**	(6.25)	–
Net income (loss)	**$ 0.73**	$ (5.95)	$ 0.42
Weighted-average common shares outstanding	**9,093**	9,012	8,962
Earnings per share - diluted:			
Income from continuing operations	**$ 0.72**	$ 0.30	$ 0.55
Loss from discontinued operations	**–**	–	(0.14)
Cumulative effect of change in accounting principle	**–**	(6.24)	–
Net income (loss)	**$ 0.72**	$ (5.94)	$ 0.41
Weighted-average common shares outstanding, assuming dilution	**9,251**	9,028	9,049

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

	At June 30,	
(In thousands, except share data)	**2004**	2003
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 1,899**	$ 566
Accounts receivable, less allowance for doubtful accounts ($1,712 in 2004 and $2,089 in 2003)	**52,687**	30,123
Inventories	**21,510**	22,347
Deferred income taxes	**2,303**	1,981
Prepaid expenses and other	**5,503**	6,947
Total current assets	**83,902**	61,964
Property, plant and equipment, net	**103,103**	107,853
Assets held for sale	**–**	842
Goodwill	**109,884**	109,884
Other intangibles, net	**3,943**	4,871
Other assets	**19,858**	19,512
TOTAL ASSETS	**$ 320,690**	$ 304,926
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current maturities of long-term debt	**$ –**	$ 12,800
Accounts payable	**30,631**	33,681
Accrued expenses and other current liabilities	**23,090**	31,255
Restructuring reserve	**–**	1,110
Total current liabilities	**53,721**	78,846
Long-term debt, less current maturities	**167,561**	134,005
Long-term pension liability	**21,183**	36,855
Other long-term liabilities	**26,964**	22,812
Total liabilities	**269,429**	272,518
Shareholders' equity:		
Common stock ($0.50 par value; authorized shares-16,000,000; issued and outstanding shares - 9,154,374 in 2004 and 9,049,592 in 2003)	**4,577**	4,525
Capital in excess of par value	**69,362**	68,342
Unearned compensation	**(306)**	(514)
Accumulated deficit	**(10,325)**	(15,157)
Accumulated other comprehensive loss	**(12,047)**	(24,788)
Total shareholders' equity	**51,261**	32,408
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 320,690**	$ 304,926

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	2004	2003	2002
	Years Ended June 30,		
OPERATING ACTIVITIES			
Net income (loss)	$ 6,652	$(53,634)	$ 3,755
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	19,909	19,325	25,282
Restructuring and other charges	410	12,015	–
Loss on disposal of discontinued operations	–	–	1,205
Debt refinancing costs	8,275	–	–
Cumulative effect of change in accounting principle	–	56,301	–
Other, net	1,853	3,808	2,153
	37,099	37,815	32,395
Changes in operating assets and liabilities:			
Accounts receivable, excluding effects of securitization	4,140	7,524	3,695
Inventories	837	(2,815)	2,861
Accounts payable and accrued expenses	(3,429)	1,462	7,135
Restructuring payments	(1,458)	(3,532)	(4,110)
Other current assets	1,444	(2,161)	1,091
Contributions to defined pension plans	(9,025)	(5,626)	(2,053)
Other, net	1,728	(559)	23
	(5,763)	(5,707)	8,642
Net cash provided by operating activities	31,336	32,108	41,037
INVESTING ACTIVITIES			
Purchases of property, plant and equipment	(15,136)	(15,636)	(12,017)
Proceeds from sales of property, plant and equipment	1,404	3,397	3,696
Investment in joint venture	–	(3,349)	–
Net proceeds from sale of divested businesses	–	–	1,500
Net cash used in investing activities	(13,732)	(15,588)	(6,821)
FINANCING ACTIVITIES			
Net proceeds from (payments on) receivables securitization program	1,066	(2,890)	(8,453)
Termination of receivables securitization program	(27,724)	–	–
Repayment of long-term borrowings	(6,415)	–	(2,572)
Proceeds from (repayment of) long-term revolving credit facility	30,000	(12,500)	(23,700)
Redemption of 9.75% senior subordinated notes	(125,000)	–	–
Issuance of 8.375% senior subordinated notes	125,000	–	–
Payment of tender premium offer	(6,767)	–	–
Debt issuance costs	(5,636)	–	–
Dividends paid	(1,820)	(1,805)	(1,792)
Proceeds from exercise of stock options	1,025	45	367
Net cash used in financing activities	(16,271)	(17,150)	(36,150)
Increase (decrease) in cash and cash equivalents	1,333	(630)	(1,934)
Cash and cash equivalents at beginning of year	566	1,196	3,130
Cash and cash equivalents at end of year	$ 1,899	$ 566	$ 1,196

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands)	Common Stock Shares	Common Stock Par Value	Capital in Excess of Par Value	Unearned Compensation	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total
Balance at June 30, 2001	8,938	$ 4,469	$ 67,363	$ –	$ 38,319	$ (593)	$109,558
Net income	–	–	–	–	3,755	–	3,755
Change in minimum pension liability, net of $266 in deferred taxes	–	–	–	–	–	(399)	(399)
Comprehensive income							3,356
Cash dividends - $0.20 per share	–	–	–	–	(1,792)	–	(1,792)
Shares issued upon exercise of stock options	39	20	347	–	–	–	367
Restricted stock award	15	7	95	(77)	–	–	25
Balance at June 30, 2002	8,992	4,496	67,805	(77)	40,282	(992)	111,514
Net loss	–	–	–	–	(53,634)	–	(53,634)
Change in minimum pension liability, net of $12,448 in deferred taxes	–	–	–	–	–	(23,796)	(23,796)
Comprehensive loss							(77,430)
Cash dividends - $0.20 per share	–	–	–	–	(1,805)	–	(1,805)
Shares issued upon exercise of stock options	5	2	43	–	–	–	45
Restricted stock awards	53	27	494	(437)	–	–	84
Balance at June 30, 2003	**9,050**	**4,525**	**68,342**	**(514)**	**(15,157)**	**(24,788)**	**32,408**
Net income	**–**	**–**	**–**	**–**	**6,652**	**–**	**6,652**
Change in minimum pension liability, net of $6,614 in deferred taxes	**–**	**–**	**–**	**–**	**–**	**12,741**	**12,741**
Comprehensive income							**19,393**
Cash dividends - $0.20 per share	**–**	**–**	**–**	**–**	**(1,820)**	**–**	**(1,820)**
Shares issued upon exercise of stock options	**104**	**52**	**1,020**	**–**	**–**	**–**	**1,072**
Amortization of unearned compensation	**–**	**–**	**–**	**208**	**–**	**–**	**208**
Balance at June 30, 2004	**9,154**	**$4,577**	**$69,362**	**$(306)**	**$(10,325)**	**$(12,047)**	**$ 51,261**

See accompanying Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation. The consolidated financial statements include the accounts and operations of Cadmus Communications Corporation and Subsidiaries (the "Company" or "Cadmus"), a Virginia corporation. All significant intercompany accounts and transactions have been eliminated in consolidation.

Nature of Operations. Headquartered in Richmond, Virginia, Cadmus provides end-to-end integrated graphic communications services to professional publishers, not-for-profit societies and corporations. Cadmus is the world's largest provider of content management and production services to scientific, technical and medical ("STM") journal publishers, the fourth largest periodicals printer in North America, and a leading provider of specialty packaging and promotional printing services. The Company has organized its operations in two primary segments, Publisher Services and Specialty Packaging. The Publisher Services segment provides a full range of customized content processing, production and distribution services for the STM, educational and special interest magazine markets. The Company's Specialty Packaging segment provides high quality package design, engineering, production and fulfillment services to healthcare, consumer products and telecommunications corporations.

Cash and Cash Equivalents. Cash and cash equivalents include all cash balances and highly liquid investments with an original maturity of three months or less.

Revenue Recognition. The Company recognizes revenue when service projects are completed or products are shipped.

Discontinued Operations. In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. This statement is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The Company early adopted SFAS No. 144 in the third quarter of fiscal 2002. In the third quarter of fiscal 2002, the Company recorded a $1.2 million loss, net of taxes, in connection with the sale of its Atlanta-based Creative Marketing division. The Company has reported the sale as a discontinued operation for fiscal 2002.

Inventories. Inventories are valued at the lower of cost, as determined using the first-in, first-out method, or market.

Allowance for Doubtful Accounts. Cadmus' policy with respect to its trade and notes receivable is to maintain an adequate allowance or reserve for doubtful accounts for estimated losses from the inability of its customers or noteholders to make required payments. The Company's process to estimate the collectibility of its trade accounts receivable balances consists of two steps. First, the Company evaluates specific accounts for which it has information that the customer may have an inability to meet its financial obligations (e.g., bankruptcy). In these cases, the Company uses its judgment, based on available facts and circumstances, and records a specific allowance for that customer against the receivable to reflect the amount it expects to ultimately collect. Second, the Company establishes an additional reserve for all customers based on a range of percentages applied to aging categories, based on management's best estimate. The Company periodically evaluates the adequacy of its reserves on notes receivable based on the available facts and circumstances at the time. If the financial condition of Cadmus' customers or noteholders were to deteriorate and result in an impairment of their ability to make payments, additional allowances could be required.

Property, Plant, and Equipment. Property, plant, and equipment is stated at cost, net of accumulated depreciation. Major renewals and improvements are capitalized, whereas ordinary maintenance and repair costs are expensed as incurred. Gains or losses on disposition of assets are reflected in operations and the related asset costs and accumulated depreciation are removed from the respective accounts. Depreciation is calculated by the straight-line method based on useful lives of 30 years for buildings and improvements, and 3-to-10 years for machinery, equipment, and fixtures. When indicators of impairment are present, management is required to evaluate the recoverability of long-lived tangible assets by reviewing current and projected undiscounted cash flows of such assets.

Goodwill and Other Intangibles. Through fiscal 2002, the Company amortized costs in excess of fair value of net assets of businesses acquired (goodwill) using the straight-line method over a period not to exceed 40 years. Accordingly, recoverability was reviewed if events or changes in circumstances indicated that the carrying amount might not be recovered. Recoverability was determined by comparing the undiscounted net cash flows of the assets to which the goodwill applied to the net book value, including goodwill, of those assets. Upon adoption of SFAS No. 142, "Goodwill and Other Intangible Assets" effective July 1, 2002, the Company evaluated the remaining balance of its goodwill by reporting unit using estimated discounted cash flows to determine fair value. This evaluation will occur annually (see Note 6).

As discussed in Note 3, the Company entered into a joint venture agreement with Datamatics Technologies Limited ("Datamatics") on June 30, 2003, resulting in intangible assets of $3.3 million at June 30, 2003. The intangible assets are amortized using the straight-line method over a five year period. Accumulated amortization was $0.7 million at June 30, 2004. Annual amortization expense for these assets is expected to be approximately $0.7 million per year. Other intangibles totaling $1.3 million and $1.5 million for fiscal years ended June 30, 2004 and 2003, respectively, relate to assets recognized in connection with the Company's adjustment of its minimum pension liability (see Note 11).

When indicators of impairment are present, management evaluates the recoverability of finite-lived intangible assets by reviewing current and projected undiscounted cash flows of such assets.

Earnings Per Share. Basic earnings per share is computed on the basis of weighted-average common shares outstanding. Diluted earnings per share is computed on the basis of weighted-average common shares outstanding plus common shares contingently issuable upon the exercise of dilutive stock options. Incremental shares for dilutive stock options, computed under the treasury stock method, totaled 157,000, 16,000, and 87,000 in fiscal 2004, 2003, and 2002, respectively.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes. In accordance with SFAS No. 109, the Company recognizes deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Stock-Based Compensation. Prior to fiscal 2004, the Company accounted for stock compensation under the recognition and measurement provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. The Company did not recognize any stock compensation expense for the years ended June 30, 2003 and 2002. The Company adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" during the fourth quarter of fiscal 2004. The provisions of the statement were retroactively effective as of July 1, 2003. The Company selected the prospective method of adoption described in SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." This method requires recognition of compensation expense based on the fair value at the date of grant for awards issued after the date of adoption.

The Company did not grant or modify any stock awards in fiscal 2004. As a result, no stock-based compensation was recognized in fiscal 2004 pursuant to the prospective method of adoption under SFAS No. 148.

Options issued in fiscal years 2003 and 2002 under the 1990 Long Term Incentive Stock Plan generally become exercisable over a period of 3 years with earlier vesting if the Company's performance exceeds specific standards. Under the performance criteria, vesting for a year's grants normally is accelerated if the Company's cumulative total return reported in its annual proxy statement as of the end of any fiscal year beginning after the award date exceeds its peer group's cumulative total return for the same period. Variations in the specifics of the vesting and performance dates occur in some grants depending on the circumstances and the time of year at which the grant is made. In fiscal 2004, the Company's cumulative total return exceeded its peer group's cumulative total return for the five years ended June 30, 2004. As a result, all options under this Plan vested as of July 1, 2004. Stock-based employee compensation expense for these options that were issued prior to the Company's adoption of SFAS No. 123 is included in the pro forma income for fiscal year 2004 in the table below.

The following table illustrates the effect on net income and earnings per share as if the fair value method had been applied to all outstanding and unvested awards in each period:

(In thousands, except per share amounts)	2004	2003	2002
Net income (loss), as reported	**$ 6,652**	$ (53,634)	$3,755
Deduct: total stock-based employee compensation expense determined under fair value method of all awards, net of related tax effects	**(1,099)**	(536)	(567)
Pro forma net income (loss)	**$ 5,553**	$ (54,170)	$3,188
Earnings (loss) per common share - basic			
As reported	**$ 0.73**	$ (5.95)	$ 0.42
Pro forma	**$ 0.61**	$ (6.01)	$ 0.36
Earnings (loss) per common share - diluted			
As reported	**$ 0.72**	$ (5.94)	$ 0.41
Pro forma	**$ 0.60**	$ (6.00)	$ 0.35

The 1990 Long Term Incentive Stock plan expired in June 2003, and as a result, no stock options were granted during fiscal year 2004. The fair value of each stock option granted during fiscal years 2003 and 2002 is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2003	2002
Assumptions:		
Risk-free interest rate	5.22%	5.67%
Dividend yield	1.91%	1.80%
Volatility factor	.3726	.3782
Expected life	8 years	8 years

Reclassifications. *Certain previously reported amounts have been reclassified to conform to the current-year presentation.*

2. RESTRUCTURING AND OTHER CHARGES

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred, and provides for expanded financial statement disclosures. The Company adopted SFAS No.146 in the second quarter of fiscal 2003. As such, the fiscal 2004 restructuring and other charges have been accounted for in accordance with the provisions of SFAS No. 146, and the related disclosures have been expanded.

Over the course of the past several years, the Company has focused its operations around the Publisher Services and Specialty Packaging segments. As a result, the Company has exited non-strategic businesses and concentrated its resources on these two segments in an attempt to develop targeted solutions for its customers and to differentiate its products and services from its competitors.

In fiscal 2003, the Company announced several actions to rationalize capacity and improve utilization within the Publisher Services segment, particularly in its special interest magazine operation. These included closure of the special interest magazine facility in East Stroudsburg, Pennsylvania, closure of the reprint department in Easton, Pennsylvania, and relocation of certain manufacturing equipment to other facilities within the Company. The Company also announced changes in the operating and management structure of the Company. In connection with these fiscal 2003 actions, the Company recorded pre-tax charges of $12.0 million ($7.9 million net of taxes), which included a pension curtailment charge of $0.7 million. These charges are included in restructuring and other charges in the Consolidated Statements of Operations.

A summary of the restructuring and other charges, and activities against these charges follows:

(In thousands)	Loss on Disposal of Assets	Employee Severance Costs	Other Exit Costs	Total
June 30, 2002 Accrual	$ –	$ 451	$ 676	$ 1,127
FY 2003 provision	7,831	2,363	1,152	11,346
Costs incurred	(7,831)	(1,979)	(1,553)	(11,363)
June 30, 2003 Accrual	–	835	275	1,110
FY 2004 provision	62	(4)	352	410
Costs incurred	(62)	(831)	(627)	(1,520)
June 30, 2004 Accrual	$ –	$ –	$ –	$ –

Fiscal 2003 Restructuring and other charges:

Loss on impairment or disposal of assets for fiscal 2003 totaled $7.8 million and included a $6.2 million loss on assets to be disposed of primarily due to the closure of the East Stroudsburg, Pennsylvania facility and a $1.6 million loss on impairment of assets related to a former operating facility in Richmond, Virginia, which has been sold. Write-downs were measured by the difference between the fair value of the assets, as determined by appraisal or best current market value information available, and the net book value of the asset. The East Stroudsburg, Pennsylvania facility was sold in the fourth quarter of fiscal 2004.

One-time employee severance costs totaled $2.4 million and related to approximately 190 associates whose positions were eliminated as a result of the closure of the East Stroudsburg facility and Easton reprint operations and changes in the operating and management structure of the Company. As of June 30, 2004, all of these associates had been terminated and severance payments totaled $2.4 million. In addition, the Company recorded a pension curtailment charge of $0.7 million for fiscal 2003.

Other exit costs totaled $0.4 million and $1.2 million for fiscal 2004 and 2003, respectively.

Fiscal 2003 restructuring actions are complete.

3. ACQUISITIONS AND DIVESTITURES

2003 Acquisitions. On June 30, 2003, the Company entered into a joint venture agreement with Datamatics Technologies Limited ("Datamatics"), a leading business processing outsource service provider in India, resulting in the formation of KnowledgeWorks Global Limited ("KGL"). KGL provides a full range of content processing, content management and related services to STM publishers and other organizations around the world. Pursuant to the terms of the agreement, the Company invested $3.1 million in the KGL joint venture. The Company has an 80% ownership interest in the joint venture, and Datamatics has the remaining 20% ownership interest. As a result of the Company's controlling interest, the Company has consolidated KGL's balance sheet and results of operations for reporting purposes.

Pursuant to the joint venture agreement, the Company has granted Datamatics a put option, and Datamatics has granted the Company a call option, for the Company to purchase all equity shares of KGL owned by Datamatics and its affiliates. The options are exercisable on June 30, 2006 and each June 30 thereafter. The exercise of the call option by the Company or the put option by Datamatics is conditional upon obtaining all necessary governmental approvals.

2002 Divestitures. On January 24, 2002, the Company sold its Atlanta-based Cadmus Creative Marketing division to a strategic consultancy firm headquartered in Richmond, Virginia. In connection with the sale, the Company reported a $1.2 million loss on the sale of discontinued operations, net of taxes (see Note 1).

4. INVENTORIES

Inventories as of June 30, 2004 and 2003, consisted of the following:

(In thousands)	**2004**	2003
Raw materials and supplies	**$ 8,641**	$ 10,242
Work in process	**10,568**	9,431
Finished goods	**2,301**	2,674
Inventories	**$ 21,510**	$ 22,347

5. PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment as of June 30, 2004 and 2003, consisted of the following:

(In thousands)	2004	2003
Land and improvements	$ 5,822	$ 5,822
Buildings and improvements	50,949	49,868
Machinery, equipment and fixtures	198,213	190,995
Total property, plant and equipment	254,984	246,685
Less: Accumulated depreciation	151,881	138,832
Property, plant and equipment, net	$ 103,103	$ 107,853

As of June 30, 2004 and 2003, the Company had granted liens on and security interests in substantially all of the Company's real, personal, and mixed property in connection with its senior bank credit facility (see Note 8).

The Company leases office, production, storage space, and equipment under various noncancelable operating leases. A number of leases contain renewal options and some contain purchase options. Certain leases require the Company to pay utilities, taxes, and other operating expenses. Future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of June 30, 2004 are as follows: 2005 - $6.7 million; 2006 - $5.8 million; 2007 - $5.2 million; 2008 - $3.8 million; 2009 - $3.5 million; and thereafter - $12.0 million.

Total rental expense charged to operations was $8.0 million, $7.1 million, and $6.6 million, in fiscal 2004, 2003, and 2002, respectively. Substantially all such rental expense represented the minimum rental payments under operating leases.

Depreciation expense was $19.3 million, $19.3 million and $20.4 million for fiscal 2004, 2003, and 2002, respectively. Commitments outstanding for capital expenditures at June 30, 2004 totaled $3.2 million.

Assets Held for Sale. Property, plant, and equipment classified as assets held for sale generally represent property that is under contract for sale and is expected to close within the next twelve months. The Company had no assets held for sale at June 30, 2004. Assets held for sale at June 30, 2003 included land, building and equipment totaling $0.8 million related to the closure of the Company's East Stroudsburg, Pennsylvania facility and the Easton, Pennsylvania reprint department (see Note 2). The Company's East Stroudsburg, Pennsylvania facility was sold in the fourth quarter of fiscal 2004.

6. GOODWILL

Effective July 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which requires companies to discontinue amortizing goodwill and to perform annual impairment tests. In completing the transitional impairment test required by SFAS No. 142, the Company tested the net goodwill balances attributable to each of its reporting units for indications of impairment by comparing the fair value of each reporting unit to its carrying value. Fair value was determined using discounted cash flow estimates for each reporting unit in accordance with the provisions of SFAS No. 142. The preparation of such discounted cash flow estimates requires significant management judgment with respect to operating profit, growth rates, appropriate discount rates and residual values. Based on the initial impairment test as of July 1, 2002, the Company determined that goodwill related to its Specialty Publications division within the Publisher Services segment was impaired. The Specialty Publications division primarily serves customers in the special interest magazine market, which had been negatively impacted by the significant downturn in advertising spending (as a result of cost reduction initiatives undertaken by advertisers) resulting in fewer page counts and correspondingly lower net sales. In addition, due to excess capacity in the magazine printing industry, volume and pricing pressures also resulted in lower operating profits and cash flows. As a result, the discounted cash flow analysis for the Specialty Publications division produced a value that was lower than carrying value. Accordingly, the Company recorded an impairment charge of $56.3 million representing the entire balance of goodwill for this division in the first quarter of fiscal 2003. This charge is reflected as a cumulative effect of a change in accounting principle in the accompanying Consolidated Statements of Operations.

The Company completed its annual impairment test for fiscal 2004 as of April 1, 2004 in a manner consistent with its initial impairment test. As a result of the annual impairment test performed as of April 1, 2004, there were no indications of impairment, and no adjustments to the carrying amount of goodwill were required. The total balance of goodwill as of June 30, 2004 relates to the Company's Publisher Services segment.

The following summary presents the Company's consolidated net income and diluted earnings per share for the fiscal year ended June 30, 2004, and its pro forma consolidated adjusted net income (loss) and diluted earnings (loss) per share for the fiscal years ended June 30, 2003, and 2002, as if SFAS No. 142's amortization provisions had been in effect for the fiscal years presented:

	2004		2003		2002 (pro-forma)	
(In thousands, except per share amounts)	**Total**	**Per Share**	Total	Per Share	Total	Per Share
Reported income from continuing operations before cumulative effect of a change in accounting principle for goodwill	**$6,652**	**$0.72**	$ 2,667	$ 0.30	$ 4,991	$ 0.55
Add back: goodwill amortization	–	–	–	–	4,724	0.52
Adjusted income from continuing operations before cumulative effect of a change in accounting principle for goodwill	**6,652**	**0.72**	2,667	0.30	9,715	1.07
(Loss) from discontinued operations	–	–	–	–	(1,236)	(0.14)
Cumulative effect of a change in accounting principle for goodwill	–	–	(56,301)	(6.24)	–	–
Adjusted net income (loss)	**$6,652**	**$0.72**	$(53,634)	$(5.94)	$ 8,479	$ 0.93

7. OTHER BALANCE SHEET INFORMATION

Other assets consisted primarily of deferred loan costs, deferred taxes and investments in unconsolidated subsidiaries.

Accrued expenses and other current liabilities totaled $23.1 million and $31.3 million, and included $16.8 million and $14.7 million in accrued compensation and other benefits expense at June 30, 2004 and 2003, respectively. Additionally, accrued expenses at June 30, 2003 included $8.0 million related to the Company's expected contribution to its primary defined benefit pension plan in fiscal 2003.

Other long-term liabilities consisted primarily of other post retirement benefits and amounts recorded under deferred compensation arrangements with certain executive officers and other associates.

8. DEBT

Long-term debt at June 30, 2004 and 2003 consisted of the following:

(In thousands)	**2004**	2003
Senior Bank Credit Facility:		
Revolving credit facility, weighted-average interest rate of 4.19%	**$ 42,800**	$ 12,800
8.375% Senior Subordinated Notes, due 2014	**125,000**	–
9.75% Senior Subordinated Notes, due 2009	–	125,000
11.5% Subordinated Promissory Notes, due 2010	–	6,415
Fair market value of interest rate swap agreements	**(239)**	2,590
Total debt	**167,561**	146,805
Less: Current maturities of long-term debt	–	12,800
Long-term debt	**$167,561**	$ 134,005

Senior Bank Credit Facility. On January 28, 2004, the Company entered into a $100.0 million revolving senior bank credit facility, which will mature in January 2008, to replace its $78.0 million revolving bank facility, which was to mature on March 31, 2004, and also terminated its accounts receivable securitization program (see Note 9). The senior bank credit facility, with a group of seven banks, is secured by substantially all of the Company's real, personal and mixed property, is jointly and severally guaranteed by each of the Company's present and future significant subsidiaries, and is secured by a pledge of the capital stock of present and future significant subsidiaries.

A summary of the interest rate spreads and commitment fees for the senior bank credit facility follows:

Interest Rate Spreads:	
LIBOR Loans	2.250% - 3.000%
Prime Rate Loans	1.000% - 1.750%
Commitment Fee Rate	0.375% - 0.625%

Applicable interest rate spreads and commitment fees paid by the Company will fluctuate, within the ranges above, based upon the Company's performance as measured by the total leverage ratio. Interest rates under the senior bank credit facility are a function of either LIBOR or prime rate. At June 30, 2004, the interest rates on the Company's borrowings under its senior bank credit facility ranged from 3.86% to 5.75%. These interest rates are based on spreads of 2.75% for LIBOR loans and 1.50% for prime rate loans. The senior bank credit facility requires the Company to pay unused commitment fees with respect to the revolving credit facility based on the total leverage ratio, such fee was 0.500% at June 30, 2004.

The senior bank credit facility contains certain covenants regarding total leverage, senior leverage, fixed charge coverage and net worth, and contains other restrictions, including limitations on additional borrowings, and the acquisition, disposition and securitization of assets. The Company's ability to pay dividends is governed by the fixed charge coverage ratio. At June 30, 2004, the Company's fixed charge coverage ratio was 1.75 to 1.0, compared to a covenant that the ratio must exceed 1.10 to 1.0; therefore, the Company had sufficient coverage to pay expected dividends. The Company was in compliance with all covenants under this facility at June 30, 2004.

The expenses related to the issuance of debt are capitalized and amortized to interest expense over the lives of the related debt. In June 2002, as a result of amending its former senior bank credit facility, the Company wrote off a pro-rata portion of its deferred financing costs, in the amount of approximately $0.3 million before income taxes, associated with reducing the total commitment under the senior bank credit facility. The write-off was included in interest expense in the Consolidated Statements of Operations.

Senior Subordinated Notes. On June 15, 2004, the Company issued senior subordinated notes in the aggregate principal amount of $125.0 million with an annual interest rate of 8.375%. Interest is payable semi-annually on June 15 and December 15. The senior subordinated notes have no required principal payments prior to maturity on June 15, 2014. The notes constitute unsecured senior subordinated obligations of the Company. The Company can redeem the senior subordinated notes, in whole or in part, on or after June 15, 2009, at redemption prices which range from 100% to 104.188%, plus accrued and unpaid interest. In addition, at any time prior to June 15, 2007, the Company may redeem up to 35% of the original aggregate principal amount of the notes at a redemption price equal to 108.375% of their aggregate principal amount plus accrued interest with the net cash proceeds of certain public equity offerings. Each holder of the senior subordinated notes has the right to require the Company to repurchase the notes at a purchase price of 101% of the principal amount, plus accrued and unpaid interest thereon, upon the occurrence of certain events constituting a change of control of the Company.

The senior subordinated notes contain certain covenants limiting additional borrowings based on the ratio of consolidated cash flows to fixed charges and other restrictions limiting the acquisition, disposition, and securitization of assets. The senior subordinated notes permit dividends of up to $3.0 million per fiscal year and a computation for a restricted payments pool out of which additional dividends may be paid. The balance of the restricted payments pool is increased based on net income, cash proceeds from the issuance of stock and cash proceeds from the receipt of equity contributions and is reduced based on payment of dividends or other restricted payments. The Company may continue to pay dividends up to $3.0 million per year or to the extent there is a positive balance in the restricted payments pool in excess of the scheduled dividend. At June 30, 2004, the Company's $3.0 million limit per year and the restricted payments pool were sufficient to cover expected dividends and, therefore, the Company was not impacted by the limitation of this covenant. The Company was in compliance with all covenants under the senior subordinated note indenture at June 30, 2004.

The net proceeds from the sale of the 8.375% senior subordinated notes in the aggregate principal amount of $125.0 million, together with borrowings under the senior bank credit facility, were used to fund the tender offer for all of the Company's outstanding 9.75% senior subordinated notes in the aggregate principal amount of $125.0 million, which were otherwise scheduled to mature on June 1, 2009. The Company incurred expenses of $8.3 million associated with the refinancing of the notes consisting primarily of the tender premium and related costs of $6.8 million and the write-off of deferred loan costs related to the 9.75% senior subordinated notes of $2.0 million, offset by the benefit of certain items related to the termination of the related swap of $0.5 million as described in Hedging Arrangements, all of which were recorded as debt refinancing expenses on the Consolidated Statements of Operations.

Subordinated Promissory Notes. On May 3, 2004, the Company redeemed, in full at 100% of the principal amount thereof (plus accrued interest), the 11.5% subordinated promissory notes in the aggregate principal amount of $6.4 million, which were otherwise scheduled to mature on March 31, 2010. These notes were issued on April 1, 1999, in conjunction with the Mack acquisition and were subordinated in right of payment to the prior payment in full in cash of all of the Company's senior and senior subordinated debt.

Other Disclosures. The fair value of debt as of June 30, 2004 and 2003 was $167.6 million and $151.9 million, respectively. Fair value for the Company's senior subordinated notes was determined based on quoted market prices for the same or similar issues. The fair value of all other debt instruments was estimated to approximate their recorded value as their applicable interest rates approximate current market rates relative to the risk associated with the respective instrument.

Maturities of long-term debt are as follows: fiscal years 2005 through 2007 - $0 million; 2008 - $42.8 million; 2009 - $0 million; thereafter - $124.8 million. As of June 30, 2004 and 2003, the Company had granted liens on and security interests in substantially all of the Company's real, personal, and mixed property in connection with its senior bank credit facility.

Interest paid totaled $14.9 million, $14.7 million and $17.0 million for fiscal 2004, 2003, and 2002, respectively.

Hedging Arrangements. The Company has a strategy to optimize the ratio of the Company's fixed-to-variable rate financing consistent with maintaining an acceptable level of exposure to the risk of interest rate fluctuations. To achieve this mix, the Company, from time to time, enters into interest rate swap agreements with various financial institutions to exchange fixed and variable rate interest payment obligations without the exchange of the underlying principal amounts (the "notional amounts"). These agreements are hedged against the Company's long-term borrowings and have the effect of converting the Company's long-term borrowings from variable rate to fixed rate, or fixed rate to variable rate, as required. The differential to be paid or received is accrued each period and is recognized as an adjustment to interest expense related to the debt. The related amount payable to or receivable from counterparties is included in other liabilities or assets. The Company's strategy to effectively convert variable rate financing to fixed rate financing or fixed rate financing to variable rate financing through the use of these swap agreements resulted in a reduction of interest cost of $1.4 million, $1.3 million and $0.9 million in fiscal 2004, 2003 and 2002, respectively.

At June 30, 2004, the Company had three fixed-to-floating fair value interest rate swap agreements outstanding with a total notional amount of $40.0 million. These swaps were entered into to convert $40.0 million of the Company's 8.375% senior subordinated notes due in 2014 to floating rate debt. The initial term of these swap agreements expires in 2014, and the counterparties have an option to terminate the agreements beginning in June 2009. Under the swap agreements, the Company receives interest payments at a fixed rate of 8.375% and pays interest at a variable rate that is based on six-month LIBOR plus a spread. The six month LIBOR rate is reset each December 15 and June 15. These swap agreements are an effective hedge.

At June 30, 2003 and 2002, the Company had one fixed-to-floating fair value interest rate swap agreement outstanding with a notional amount of $35.0 million. This swap was entered into to convert $35.0 million of the Company's 9.75% senior subordinated notes due in 2009 to floating rate debt. Under this swap agreement, the Company received interest payments at a fixed rate of 9.75% and paid interest at a variable rate that was based on the six-month LIBOR plus a spread. The swap agreement was an effective hedge. This swap agreement was terminated in June 2004 at the time the Company's 9.75% senior subordinated notes in the aggregate principal amount of $125.0 million were repaid, resulting in a benefit of $1.1 million which was recorded in debt refinancing expenses on the Consolidated Statements of Operations. In addition, in connection with repaying the 9.75% senior subordinated notes, the Company wrote-off prior deferred costs related to swap modifications of $0.9 million and the remaining unamortized gain from the termination of interest rate lock option agreements in 1999 of $0.3 million that was being amortized over the life of the 9.75% senior subordinated notes. Both of these items were also recorded in debt refinancing expenses on the Consolidated Statements of Operations.

The fair value of the Company's interest rate swap agreements, based on a mark-to-market basis, was a $0.2 million liability and a $2.6 million asset at June 30, 2004 and June 30, 2003, respectively, which is recorded in the Consolidated Balance Sheets in other long term assets with an offset in long-term debt in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities."

The notional amounts and applicable rates of the Company's interest rate swap agreements were as follows:

	Paid Floating, Received Fixed		
(In thousands)	**2004**	2003	2002
Notional amount:			
Beginning balance	**$ 35,000**	$35,000	$ –
New contracts	**40,000**	–	35,000
Terminated contracts	**(35,000)**	–	–
Ending Balance	**$ 40,000**	$35,000	$35,000

	Weighted-Average Interest Rates for 2004	
Type of swap:	Paid	Received
Paid floating, received fixed	5.510%	9.713%

9. ASSET SECURITIZATION

On January 28, 2004, the Company terminated its accounts receivable securitization program concurrently with the refinancing of its senior bank credit facility (see Note 8), resulting in an increase in borrowing under the senior bank credit facility to repurchase receivables previously sold. Effective January 28, 2004, the accounts receivable are no longer sold to the wholly-owned, bankruptcy-remote subsidiary or to an unrelated third-party purchaser. Therefore, the amount of accounts receivable and borrowings under the senior bank credit facility on the Consolidated Balance Sheets increased during fiscal 2004. Previously, the Company used the accounts receivable securitization program to fund some of its working capital requirements.

Under the program prior to its termination, the Company entered into an agreement to sell, on a revolving and non-recourse basis, certain of its accounts receivable to a wholly-owned, bankruptcy-remote subsidiary, which entered into an agreement to sell without recourse, on a revolving basis, an undivided percentage ownership interest in a designated pool of accounts receivable to an unrelated third party purchaser. The purchase limit of the program was $45.0 million. These transactions were accounted for as a sale of accounts receivable. Under the terms of the program, billings within these portfolios provided new receivables that were added to the pool and collections reduced previously sold receivables. The Company settled the net change each month with the unrelated third party purchaser. At June 30, 2003, approximately $57.4 million of accounts receivable had been sold to the wholly-owned, bankruptcy-remote subsidiary and approximately $26.7 million of net accounts receivable had been sold by the Company's wholly-owned, bankruptcy-remote subsidiary without recourse to an unrelated third party purchaser under the securitization program, and the sales were reflected in the Consolidated Balance Sheets as a reduction of accounts receivable with the proceeds used to repay a corresponding amount of borrowing under the Company's senior bank credit facility. The Company had a subordinated interest in these accounts receivable of approximately $33.9 million recorded on the balance sheet as of June 30, 2003. In addition, the Company had a payable to the unrelated third party purchaser of approximately $3.2 million as of June 30, 2003. The retained interest in the accounts receivable sold was valued at the carrying amount of the retained accounts receivable net of applicable allowances for doubtful accounts, which approximated fair value.

The Company retained servicing responsibilities for all of the accounts receivable, including those sold to the unrelated third party purchaser. The Company did not receive fees for this service from the unrelated third party and had no servicing asset or liability recorded. The fees arising from the securitization transactions of $0.3 million and $0.6 million in fiscal 2004 and 2003, respectively, are reported as securitization costs in the Consolidated Statements of Operations. These fees varied, based on the level of receivables sold and commercial paper rates plus a margin, providing a lower effective rate than that available under the Company's senior bank credit facility.

10. INCOME TAXES

Income tax expense for continuing operations, for the years ended June 30, 2004, 2003, and 2002 consisted of the following:

(In thousands)	**2004**	2003	2002
Current:			
Federal	**$ 4,500**	$(713)	$2,884
State	**453**	(217)	342
Total current	**4,953**	(930)	3,226
Deferred:			
Federal	**(750)**	2,593	1,563
State	**(79)**	747	102
Total deferred	**(829)**	3,340	1,665
Income tax expense	**$ 4,124**	$2,410	$4,891

The amount of income tax expense for continuing operations differs from the amount obtained by application of the statutory U.S. rates to income before income taxes for the reasons shown in the following table:

(In thousands)	**2004**	2003	2002
Computed at statutory U.S. rate	**$3,664**	$1,726	$3,360
State income taxes, net of Federal tax benefit	**374**	350	138
Goodwill amortization	**–**	–	1,459
Other	**86**	334	(66)
Income tax expense	**$4,124**	$2,410	$4,891

Cash paid for income taxes totaled $4.8 million, $1.5 million, and $4.6 million, during fiscal 2004, 2003, and 2002, respectively.

The Company has state net operating loss carryforwards aggregating approximately $235 million, which expire during fiscal years 2005 to 2023.

The tax effects of the significant temporary differences that comprise the deferred tax assets and liabilities in the Consolidated Balance Sheets at June 30, 2004 and 2003 are as follows:

(In thousands)	2004	2003
Assets:		
Allowance for doubtful accounts	$ 241	$ 229
Employee benefits	12,821	18,714
State net operating loss carryforwards	4,883	4,883
Accrued restructuring costs	–	898
Other	2,948	2,912
Gross deferred tax assets	20,893	27,636
Liabilities:		
Goodwill	1,701	1,288
Property, plant, and equipment	16,888	18,229
Other	1,073	1,233
Gross deferred tax liabilities	19,662	20,750
Valuation allowance	777	1,570
Net asset	$ 454	$ 5,316

A valuation allowance of $0.8 million has been retained on the books for state net operating loss benefits that are not expected to be realized. The Company has reversed a part of the previously booked valuation allowance established on the deferred tax assets related to Virginia, Pennsylvania and North Carolina state net operating losses. It has been determined to be more likely than not that the Company will recognize income in future years for Virginia, Pennsylvania and North Carolina income tax purposes.

11. PENSION PLANS AND OTHER POST RETIREMENT BENEFIT PLANS

Pension Plans. The Company has certain defined benefit pension plans in effect that cover eligible associates, and participates in one multi-employer retirement plan that provides defined benefits to associates covered under two collective bargaining agreements. The Company also has in effect certain nonqualified, nonfunded supplemental pension plans for certain key executives. All such defined benefit plans provide benefit payments using formulas based on an associate's compensation and length of service, or stated amounts for each year of service.

In fiscal 2003, the Company's board of directors voted to freeze the Cadmus Pension Plan to mitigate the volatility in pension expense and required cash contributions expected in future years. The Company recorded a $0.7 million pension curtailment loss in fiscal 2003 related to these actions. The curtailment loss is included in restructuring and other charges in the Consolidated Statements of Operations. During fiscal 2004, equity markets began to recover, resulting in an increase in the fair value of the plan's assets. The Company also made a cash contribution of $7.8 million to the plan in the first quarter of fiscal 2004. As a result of these events, the Company recorded a reduction of its minimum pension liability in fiscal 2004 in accordance with SFAS No. 87, "Employer's Accounting for Pensions" totaling $19.5 million ($12.7 million net of taxes) upon completion of its annual pension valuations. The adjustment to the additional minimum pension liability was included in other accumulated comprehensive income as a direct increase to shareholders' equity, net of related tax effects.

The Company makes contributions to its defined benefit plans sufficient to meet the minimum funding requirements of applicable laws and regulations. Contributions to the multi-employer plan are generally based on negotiated labor contracts. The Company records charges to earnings sufficient to meet the projected benefit obligation of its supplemental plans. The Company has acquired life insurance contracts ($19.2 million face amount at June 30, 2004 and $18.5 million face amount at June 30, 2003), the proceeds of which are intended to fund future operating expenditures, including benefits payable under the supplemental plans. The cash surrender value of these contracts, net of policy loans, was $3.3 million and $2.1 million at June 30, 2004 and 2003, respectively, and is included in other assets in the Consolidated Balance Sheets. The Company's contributions to its defined benefit pension plans totaled $9.0 million, $5.6 million, and $2.1 million in fiscal 2004, 2003, and 2002, respectively. The Company does not anticipate having to contribute to its primary defined benefit pension plan in fiscal 2005, but does expect to contribute approximately $1.3 million to its other defined benefit pension plans in fiscal year 2005.

Assets of the plans consist primarily of equity, fixed income securities, interest-bearing deposits in money market funds and insurance contracts. The percentage of the fair value of total plan assets held as of the March 31 measurement date for fiscal years 2004 and 2003, respectively, was comprised of the following:

(In percents)	2004	2003
Equity securities	**68%**	67%
Fixed income securities	**27**	26
Cash and money market funds	**2**	2
Insurance contracts	**3**	5
Total composition of plan assets	**100%**	100%

The Company's investment objective is to earn the assumed actuarial return over time and achieve performance, net of fees, that exceeds certain benchmarks over a full market cycle of three to five years. The following asset allocation parameters were in place as of the Company's measurement date:

Operating Range	Type of Investment	Long-Term Optimal Range
37% - 43%	U. S. Equity Large/Mid Cap	40%
12% - 18%	U. S. Equity Small Cap	15%
12% - 18%	International Equity	15%
26% - 34%	Fixed Income	30%

The Company selects the expected long-term rate of return on assets in consultation with its investment advisors and actuary. This rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits. Historical performance is reviewed, especially with respect to actual rates of return earned (net of inflation), for the major asset classes held or anticipated to be held by the trust, and for the trust itself. Undue weight is not given to recent experience, which may not continue over the measurement period, but rather with higher significance placed on current forecasts of future long-term economic conditions. Based on the most recent asset study and analysis performed by the Company's investment advisors, the Company changed its expected long-term rate of return on assets to 8.1% for fiscal 2005.

The measurement of the Company's plan assets and obligations required by SFAS 87 is based on a March 31 measurement date.

Expected future benefit payments to participants in all of the Company's defined benefit pension plans consist of the following:

	Payments due by fiscal years					
(In thousands)	2005	2006	2007	2008	2009	2010-2014
Benefit payments	$7,140	$7,159	$7,304	$7,410	$7,628	$40,425

Post Retirement Benefit Plans. The Company maintains separate post retirement benefit plans (medical and life insurance) for certain of its Cadmus and former Mack associates. Eligible Cadmus (non-Mack) associates are eligible for retiree medical coverage for themselves and their spouses if they retire on or after attaining age 55 with ten or more years of service. Benefits differ depending upon the date of retirement.

Eligible Mack associates are eligible for retiree health care benefits for themselves and their spouses. In addition, the Company provides fully paid life insurance coverage with benefits ranging from $5,000 to $40,000 for certain Mack retirees. The retiree health care plan is contributory for all retirees who were full-time regular associates of Mack.

The following table summarizes the funded status of the plans and the amounts recognized in the Consolidated Balance Sheets, based upon actuarial valuations:

(In thousands)	Pension Benefits 2004	Pension Benefits 2003	Post Retirement Benefits 2004	Post Retirement Benefits 2003
Change in benefit obligation:				
Benefit obligation at beginning of year	**$ 141,601**	$ 122,374	**$ 4,298**	$ 5,679
Service cost	**356**	4,342	**4**	9
Interest cost	**8,354**	8,935	**244**	347
Participant contributions	**–**	–	**804**	793
Plan amendments	**–**	–	**–**	(1,154)
Actuarial (gain) loss	**(5,556)**	27,959	**(486)**	(227)
Curtailments	**–**	(15,223)	**–**	–
Settlements	**(374)**	(285)	**–**	–
Benefit payments	**(6,805)**	(6,501)	**(1,003)**	(1,149)
Benefit obligation at end of year	**$ 137,576**	$ 141,601	**$ 3,861**	$ 4,298
Fair value of plan assets at beginning of year	**$ 85,259**	$ 92,442	**$ –**	$ –
Actual return on plan assets	**19,844**	(6,860)	**–**	–
Employer contribution	**9,086**	6,463	**199**	356
Participant contributions	**–**	–	**804**	793
Settlements	**(374)**	(285)	**–**	–
Benefit payments	**(6,805)**	(6,501)	**(1,003)**	(1,149)
Fair value of plan assets at end of year	**$ 107,010**	$ 85,259	**$ –**	$ –
Funded status	**$ (30,566)**	$ (56,342)	**$ (3,861)**	$ (4,298)
Unrecognized actuarial loss	**20,155**	40,078	**728**	1,581
Unrecognized transition (asset)	**(661)**	(742)	**–**	–
Unrecognized prior service cost	**1,178**	1,279	**(99)**	(802)
Contribution made between measurement date and fiscal year end	**58**	60	**–**	–
Net liability	**$ (9,836)**	$ (15,667)	**$ (3,232)**	$ (3,519)
Prepaid benefit cost	**$ 1,507**	$ 1,792	**$ –**	$ –
Accrued liability	**(31,102)**	(56,768)	**(3,232)**	(3,519)
Intangible asset	**1,328**	1,522	**–**	–
Accumulated other comprehensive loss	**18,431**	37,787	**–**	–
Net liability	**$ (9,836)**	$ (15,667)	**$ (3,232)**	$ (3,519)

Weighted average assumptions as of the March 31 measurement date were as follows:

	2004	2003	2002
Discount rate	**6.00%**	6.00%*	7.50%
Rate of increase in compensation	**5.00%****	5.00%	5.00%
Long-term rate of return on plan assets	**8.10%**	8.90%	9.75%

* The Cadmus Pension Plan used a measurement date of May 14, 2003, the date the board of directors voted to freeze the plan. Accordingly, the discount rate for that plan was 6.00%. The discount rate for all other pension plans was 6.50%, based on a March 31, 2003 measurement date.

** *The rate of increase in compensation for fiscal 2004 relates to the Company's nonqualified supplemental pension plan.*

The components of net periodic benefit cost for fiscal 2004, 2003 and 2002 for all plans were as follows:

(In thousands)	Pension Benefits 2004	Pension Benefits 2003	Pension Benefits 2002	Post Retirement Benefits 2004	Post Retirement Benefits 2003	Post Retirement Benefits 2002
Service cost	**$ 356**	$ 4,342	$ 4,247	**$ 4**	$ 9	$ 6
Interest cost	**8,354**	8,935	8,396	**244**	347	267
Expected return on plan assets	**(7,705)**	(8,964)	(8,617)	**–**	–	–
Amortization of unrecognized transition obligation or asset	**(81)**	(81)	(102)	**–**	–	–
Prior service cost recognized	**102**	162	148	**(704)**	(643)	(582)
Recognized (gains) or losses	**2,005**	94	68	**303**	403	(9)
Amortization of unrecognized gain	**78**	–	–	**–**	–	–
Curtailment loss	**–**	669	–	**–**	–	–
Contributions to multiemployer plans	**518**	37	48	**–**	–	–
Net periodic benefit cost	**$ 3,627**	$ 5,194	$ 4,188	**$(153)**	$ 116	$(318)

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $137.6 million, $136.7 million, and $107.0 million, respectively, as of June 30, 2004, and $140.1 million, $139.3 million, and $83.7 million, respectively, as of June 30, 2003.

Under the current provisions of the Company's post retirement benefit plans, the Company's contributions to the plan are at a fixed level. Therefore, health care cost trend rate estimates are not applicable to these plans.

In December of 2003, Congress passed the "Medicare Prescription Drug, Improvement and Modernization Act of 2003" (the "Act") that reformed Medicare in such a way that the Company expects to receive subsidies for certain prescription drug benefits that are incurred on behalf of plan participants. In May 2004, the FASB released Staff Position 106-2, which provides guidance on the accounting for the effects of the Act for employers that sponsor post retirement health care plans that provide prescription drug benefits. The Company has not determined whether benefits provided by its plans are actuarially equivalent to Medicare Part D under the Act. Accordingly, the amounts recorded and disclosed in these financial statements do not reflect any amount associated with the expected subsidies.

Defined Contribution Plan. The thrift savings plan enables associates to save a portion of their earnings on a tax-deferred basis and also provides for matching contributions from the Company for a portion of the associates' savings and fixed contributions for certain Mack union and all Cadmus non-union associates. The Company's expense under this plan was $2.0 million, $2.0 million, and $1.5 million in fiscal 2004, 2003, and 2002, respectively.

12. SHAREHOLDERS' EQUITY

In addition to its common stock, the Company's authorized capital includes 1,000,000 shares of preferred stock ($1.00 par value), issuable in series, of which 100,000 shares are designated as Series A Preferred.

On February 13, 1999, the unexercised and outstanding rights issued under the Company's 1989 shareholder rights plan expired. In February 1999, as part of a new shareholder rights plan, the Board of Directors declared a dividend distribution of one preferred share purchase right (a "Right") for each outstanding share of common stock. The Rights become exercisable 10 days after a person or group announces that it has acquired 20% or more of the Company's common stock or commences an exchange or tender offer for shares of the Company's common stock (an "Acquiring Person"). Any time prior to the tenth day, the Board of Directors may redeem the Rights (in whole, but not in part) for $0.01 per Right (subject to anti-dilution adjustments) in cash or the equivalent in shares of common stock. At any time prior to the expiration of the redemption period, the Board may extend the period for redemption. The Rights are not exercisable as long as the Board retains the right to redeem them.

If the Board does not redeem the Rights, upon the expiration of the redemption period, each Right will entitle the holder to buy one unit (one one-thousandth of a share) of Series A Preferred Stock ($1.00 par value) at a purchase price of $80 per share (the "Purchase Price"), subject to anti-dilution adjustments. Once the Rights are exercisable, Rights held by an Acquiring Person, or affiliate or associate of an Acquiring Person, are null and void and cannot be exercised or exchanged by such person or group.

Once a person or group acquires 20% or more of the Company's common stock, each Right will entitle the holder (other than an Acquiring Person), to acquire shares of Series A Preferred Stock (or at the option of the Company, common stock) at a 50% discount off the prevailing market price. Once a person or group acquires 20% or more of the Company's common stock, if the Company is consolidated with, or merged with or into, another entity so that the Company does not survive or shares of the Company's common stock are exchanged for shares of the other entity, or if 50% of the Company's earnings power is sold, each Right will entitle the holder (other than an Acquiring Person) to purchase securities of the merging or purchasing entity at a 50% discount off the prevailing market price.

At any time, including after a party has become an Acquiring Person, the Company may, at its option, issue shares of common stock in exchange for all or some of the Rights (other than rights held by an Acquiring Person) at a rate of one share of common stock per Right, subject to anti-dilution adjustments. Unless earlier redeemed or exchanged, the Rights will expire on February 14, 2009.

13. INCENTIVE STOCK PLANS

Stock Options

Under the Company's incentive stock plans, selected associates and non-employee directors were granted options to purchase its common stock at prices not less than the fair market value (or not less than 85% of the fair market value in the case of non-qualified stock options granted to associates) of the stock at the date the options were granted. All of the Company's incentive stock option plans had expired on or before June 30, 2003. As a result, no further options can be granted under these plans.

Options issued in fiscal years 2003 and 2002 under the 1990 Long Term Incentive Stock Plan generally become exercisable over a period of 3 years with earlier vesting if the Company's performance exceeds specific standards. Under the performance criteria, vesting for a year's grants normally is accelerated if the Company's cumulative total return reported in its annual proxy statement as of the end of any fiscal year beginning after the award date exceeds its peer group's cumulative total return for the same period.

Variations in the specifics of the vesting and performance dates occur in some grants depending on the circumstances and the time of year at which the grant is made. In fiscal 2004, the Company's cumulative total return exceeded its peer group's cumulative total return for the five years ended June 30, 2004. As a result, all options under this Plan vested as of July 1, 2004 (see Note 1).

Prior to fiscal 2004, the Company accounted for its stock option plans under the recognition and measurement provisions of APB Opinion No. 25 and related interpretations. The Company adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" during the fourth quarter of fiscal 2004. The provisions of the statement were retroactively effective as of July 1, 2003. The Company selected the prospective method of adoption described in SFAS No. 148. This method requires recognition of compensation expense based on the fair value at the date of grant for awards issued after the date of adoption.

A summary of the Company's stock option activity and related information for the fiscal years ended June 30, 2004, 2003, and 2002 follows:

	Number of Shares	Option Price Per Share	Weighted-Average Exercise Price
Outstanding at June 30, 2001	1,172,000	$7.54 to $26.88	$13.03
Exercised	(40,000)	9.00 to 9.50	9.30
Granted	252,000	7.43 to 12.56	10.94
Lapsed or canceled	(147,000)	8.25 to 26.88	11.62
Outstanding at June 30, 2002	1,237,000	7.43 to 26.88	12.89
Exercised	(5,000)	9.00 to 9.00	9.00
Granted	166,000	9.47 to 11.17	9.51
Lapsed or canceled	(192,000)	8.81 to 26.88	14.39
Outstanding at June 30, 2003	1,206,000	7.43 to 26.88	12.20
Exercised	(109,000)	7.73 to 14.25	10.22
Lapsed or canceled	(50,000)	8.81 to 26.88	13.43
Outstanding at June 30, 2004	1,047,000	$7.43 to $26.88	$12.35
Exercisable at June 30, 2002	537,000	$7.54 to $26.88	$15.90
Exercisable at June 30, 2003	518,000	$7.54 to $26.88	$15.23
Exercisable at June 30, 2004	527,000	$7.43 to $26.88	$14.64

As of June 30, 2004, 2003, and 2002, respectively, the weighted-average fair value of options issued under the Plans was $4.10, $4.85, and $5.37 per option. The weighted-average remaining contractual life of options outstanding at June 30, 2004 is 6 years. Options are generally exercisable under the plans for periods of 5-to-10 years from the date of grant. The following table provides additional detail of the options outstanding at June 30, 2004:

Range of Exercise Prices	Number of Options Outstanding	Weighted-Average Remaining Life (Years)	Weighted-Average Exercise Price	Currently Exercisable	Weighted-Average Exercise Price
$ 7.43 to $13.25	817,000	6.9	$10.26	297,000	$10.65
14.25 to 19.19	146,000	2.4	16.40	146,000	16.40
20.63 to 26.88	84,000	3.5	25.75	84,000	25.75

Restricted Stock

Under provisions of the Company's 1990 Long Term Incentive Stock Plan, which expired on June 30, 2003 (the "Plan"), the Company could award restricted shares of its common stock to provide incentive compensation to certain key associates. As of June 30, 2004, 67,500 shares of restricted stock had been granted and were outstanding under the Plan. These shares carry voting and dividend rights; however, sale of the shares is restricted prior to vesting. The shares vest evenly over a three-year period from their grant date, subject generally to continued employment. The accrual for shares issued under the Plan is recorded at fair market value on the date of grant with a corresponding charge to stockholders' equity representing the unearned portion of the award. The unearned portion is amortized as compensation expense on a straight-line basis over the related vesting period.

14. SEGMENT AND RELATED INFORMATION

The Company has organized its operations in two primary segments, Publisher Services and Specialty Packaging. The Publisher Services segment provides a full range of customized content processing, production and distribution services for the STM, educational and special interest magazine markets. The Company's Specialty Packaging segment provides high quality package design, engineering, production and fulfillment services primarily to healthcare, consumer products, and telecommunications corporations.

Other sales, depreciation and amortization, operating income, total assets and capital expenditures presented in the following table relate to the Company's Atlanta-based Creative Marketing division, which was divested in fiscal 2002.

The accounting policies for the segments are the same as those described in Note 1. The Company primarily evaluates the performance of its operating segments based on operating income excluding amortization of goodwill, gains/losses on sales of assets, and restructuring and other charges. Intergroup sales are not significant. The Company manages income taxes on a consolidated basis.

Summarized segment data for fiscal 2004, 2003, and 2002 is as follows:

(In thousands)	Publisher Services	Specialty Packaging	Other	Total
2004				
Net sales	**$380,243**	**$65,182**	**$ –**	**$445,425**
Depreciation and amortization	**15,776**	**3,173**	**–**	**18,949**
Operating income	**38,846**	**4,299**	**–**	**43,145**
Total assets	**249,893**	**39,979**	**–**	**289,872**
Capital expenditures	**9,365**	**4,630**	**–**	**13,995**
2003				
Net sales	$ 388,490	$ 58,429	$ –	$ 446,919
Depreciation and amortization	15,347	3,199	–	18,546
Operating income	41,877	1,709	–	43,586
Total assets	209,206	30,644	–	239,850
Capital expenditures	9,087	4,065	–	13,152
2002				
Net sales	$ 395,372	$ 51,907	$ –	$ 447,279
Depreciation and amortization	21,311	3,207	–	24,518
Operating income (loss)	39,955	1,648	(20)	41,583
Total assets	292,457	27,917	529	320,903
Capital expenditures	8,083	2,946	84	11,113

A reconciliation of segment data to consolidated data for fiscal 2004, 2003, and 2002 is as follows:

(In thousands)	**2004**	2003	2002
Earnings from operations:			
Reportable segment operating income	**$ 43,145**	$ 43,586	$ 41,583
Amortization of goodwill	**–**	–	(4,724)
Loss on sale of fixed assets	**(24)**	(468)	(474)
Unallocated shared services and other expenses, net	**(8,816)**	(10,443)	(9,008)
Restructuring and other charges	**(410)**	(12,015)	–
Interest expense	**(14,192)**	(14,602)	(16,093)
Debt refinancing expenses	**(8,275)**	–	–
Securitization costs	**(296)**	(634)	(1,110)
Other, net	**(356)**	(347)	(292)
Income from continuing operations before income taxes and cumulative effect of a change in accounting principle	**$ 10,776**	$ 5,077	$ 9,882

The difference between reportable segment amounts and consolidated total amounts for assets, depreciation and amortization, and capital expenditures are attributable to the Company's shared services division. Assets attributable to the Company's shared services division totaled $30.8 million, $65.1 million and $48.7 million for fiscal years 2004, 2003 and 2002, respectively. Depreciation and amortization expense attributable to the Company's shared services division totaled $1.0 million, $0.8 million and $0.6 million for fiscal years 2004, 2003 and 2002, respectively. Capital expenditures attributable to the Company's shared services division totaled $1.1 million, $2.5 million and $1.0 million for fiscal years 2004, 2003 and 2002, respectively.

15. RELATED PARTIES

The Company's shareholders elected the former majority shareholder of Mack to the Board of Directors in 1999. As a result of the Company's purchase of Mack in fiscal 1999, this director, directly or indirectly through owned companies, received as consideration an aggregate of approximately $11.2 million in cash, approximately 1.1 million shares of the Company's common stock, $5.8 million in subordinated promissory notes of the Company (see Note 8) and approximately $52.9 million in bridge financing notes of the Company. The bridge financing notes of $52.9 million were paid in the fourth quarter of fiscal 1999. The Company paid in full the subordinated promissory notes and related accrued interest payable to this director in May, 2004. Interest paid on the subordinated promissory notes was $0.6 million and $0.7 million for fiscal 2004 and 2003, respectively.

In addition, this director is a majority shareholder of a company whose indirect subsidiary leases a manufacturing and distribution facility in Baltimore, Maryland to Cadmus' Port City Press subsidiary, which is a part of Cadmus Professional Communications. The initial term of the lease agreement, entered into in August 1998, is 20 years, with options available to the tenant to extend the lease for four additional terms of five years each, with the rent increasing approximately 14.5% every fifth year. Annual rent expense for the Baltimore facility was approximately $1.1 for fiscal 2004 and $1.0 million for each of fiscal years 2003 and 2002, respectively.

Another director of the Company is the president, and a shareholder, of a law firm retained by Cadmus to perform legal services during fiscal years 2004, 2003 and 2002. Annual legal fees paid to this firm were less than $0.1 million for each of fiscal years 2004, 2003, and 2002, respectively. It is anticipated that the firm will continue to provide legal services to the Company during fiscal year 2005.

16. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables. The Company believes that concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising its customer base and their dispersion across different businesses and geographic regions. Net sales, excluding shipping and handling fees, to the Company's largest customer accounted for approximately 11% of net sales in fiscal years 2004 and 2003, and 9% of net sales in fiscal year 2002.

The Company conducts business based on periodic evaluations of its customers' financial condition and generally does not require collateral. The Company does not believe a significant risk of loss from concentration of credit exists.

17. CONTINGENCIES

The Company is party to various legal actions which are ordinary and incidental to its business. While the outcome of legal actions cannot be predicted with certainty, management believes the outcome of any of these items, or all of them combined, will not have a materially adverse effect on its consolidated financial position or results of operations. Additionally, in connection with divestiture actions, the Company guaranteed certain real estate lease obligations totaling approximately $0.4 million annually through September 2009.

18. EVENT (UNAUDITED) SUBSEQUENT TO THE DATE OF THE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

In early September 2004, the Company reached a tentative agreement with its property and business insurance carrier under which the insurance carrier agreed to pay Cadmus approximately $1.0 million related to the misconduct of a former employee at the Company's Easton, PA facility. The settlement is the result of a two-year investigation into allegations that from approximately January 2000 through December 2002, the former employee defrauded the Company through the submission of false freight charges and the receipt of unauthorized payments from two freight vendors.

The Company anticipates recording the gain in its quarter ending September 30, 2004.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Cadmus Communications Corporation:

We have audited the accompanying consolidated balance sheets of Cadmus Communications Corporation and Subsidiaries as of June 30, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cadmus Communications Corporation and Subsidiaries at June 30, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective July 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation.

Ernst + Young LLP

Richmond, Virginia
July 30, 2004